Exhibit 99.3

PRO FORMA VALUATION REPORT

WOLVERINE BANCORP, INC.

Midland, Michigan

PROPOSED HOLDING COMPANY FOR:

WOLVERINE BANK

Midland, Michigan

Dated As Of:

August 13, 2010

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 1100

Arlington, Virginia 22201

RP® FINANCIAL, LC.

Financial Services Industry Consultants

August 13, 2010

Board of Directors

Wolverine Bank

5710 Eastman Avenue

Midland, Michigan 48640

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of Wolverine Bank, Midland, Michigan (“Wolverine” or the “Bank”) adopted the plan of conversion on July 12, 2010, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a federally-chartered savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of Wolverine Bancorp, Inc. (“Bancorp” or the “Company”), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock in a subscription offering to Eligible Account Holders, tax-qualified employee benefit plans including the Employee Stock Ownership Plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Bancorp’s sole subsidiary. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

August 13, 2010

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by the Bank to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s and the Company’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Wolverine’s management; BKD, LLP, the Bank’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., Wolverine’s conversion counsel; and Keefe Bruyette and Woods, which has been retained as the financial and marketing advisor in connection with the Bank’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Wolverine operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Wolverine and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Wolverine’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Wolverine’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Wolverine only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

Board of Directors

August 13, 2010

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that SharePlus intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 13, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $29,500,000, equal to 2,950,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $25,075,000 and a maximum value of $33,925,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,507,500 at the minimum and 3,392,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,013,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,901,375.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

Board of Directors

August 13, 2010

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Wolverine as of June 30, 2010, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Wolverine, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market in general, the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

James P. Hennessey
Director

RP® Financial, LC.	TABLE OF CONTENTS
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TABLE OF CONTENTS

WOLVERINE BANCORP, INC.

WOLVERINE BANK

Midland, Michigan

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.2
Balance Sheet Trends		I.5
Income and Expense Trends		I.9
Interest Rate Risk Management		I.13
Lending Activities and Strategy		I.14
Asset Quality		I.16
Funding Composition and Strategy		I.17
Legal Proceedings		I.18

CHAPTER TWO	MARKET AREA ANALYSIS

Introduction		II.1
Market Area Overview		II.2
National Economic Factors		II.4
Market Area Demographics		II.6
Regional Economy		II.8
Unemployment Trends		II.10
Market Area Deposit Characteristics		II.11

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.7
Income and Expense Components		III.10
Loan Composition		III.13
Credit Risk		III.15
Interest Rate Risk		III.15
Summary		III.18

RP® Financial, LC.	TABLE OF CONTENTS
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TABLE OF CONTENTS

WOLVERINE BANCORP, INC.

WOLVERINE BANK

Midland, Michigan

(continued)

DESCRIPTION		PAGE NUMBER

CHAPTER FOUR	VALUATION ANALYSIS

Introduction		IV.1
Appraisal Guidelines		IV.1
RP Financial Approach to the Valuation		IV.1
Valuation Analysis		IV.2
1. Financial Condition		IV.2
2. Profitability, Growth and Viability of Earnings		IV.4
3. Asset Growth		IV.5
4. Primary Market Area		IV.6
5. Dividends		IV.6
6. Liquidity of the Shares		IV.7
7. Marketing of the Issue		IV.7
A. The Public Market		IV.8
B. The New Issue Market		IV.13
C. The Acquisition Market		IV.14
8. Management		IV.16
9. Effect of Government Regulation and Regulatory Reform		IV.17
Summary of Adjustments		IV.17
Valuation Approaches		IV.17
1. Price-to-Earnings (“P/E”)		IV.18
2. Price-to-Book (“P/B”)		IV.19
3. Price-to-Assets (“P/A”)		IV.20
Valuation Conclusion		IV.20

RP® Financial, LC.	LIST OF TABLES
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LIST OF TABLES

WOLVERINE BANCORP, INC.

WOLVERINE BANK

Midland, Michigan

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	I.6
1.2	Historical Income Statements	I.10

2.1	Map of Branch Locations	II.1
2.2	Summary Demographic Data	II.7
2.3	Primary Market Area Employment Sectors	II.9
2.4	Largest Employers in Midland County	II.10
2.5	Market Area Unemployment Trends	II.11
2.6	Deposit Summary	II.12

3.1	Peer Group of Publicly-Traded Thrifts	III.4
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.11
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Credit Risk Measures and Related Information	III.16
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.17

4.1	Recent Standard Conversion Offerings Completed	IV.15
4.2	Public Market Pricing	IV.21

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Wolverine Bank (“Wolverine” or the “Bank”) organized in 1933, is a federally chartered mutual savings bank headquartered in Midland, Michigan. The Bank provides financial services to individuals, families and businesses in central Michigan through three banking offices and one loan center located in Midland, Michigan, which is the county seat of Midland County. Additionally, Wolverine operates two retail two banking offices located in Saginaw and Frankemuth, Michigan, which are both located in neighboring Saginaw County. In addition, the Bank has historically conducted business (primarily lending operations) on a much wider scale outside of the retail branch banking footprint but primarily within the State of Michigan.

A map of the Bank’s branch offices in central Michigan has been included in Table 2.1 of the following section which sets forth an analysis of the Bank’s market area. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). At June 30, 2010, the Bank had $308.6 million in assets, $237.2 million in deposits and total equity of $41.7 million, equal to 13.5% of total assets. The Bank’s audited financial statements are incorporated by reference as Exhibit I-2.

Plan of Conversion

On July 12, 2010, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of Wolverine Bancorp, Inc. (“Bancorp” or the “Bank”), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock to qualifying depositors of Wolverine in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Bancorp’s sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Bank.

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I.2

At this time, no other activities are contemplated for the Bank other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Bank. In the future, Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Wolverine is positioned as a full service community bank, which emphasizes the offering of traditional financial services and products to individuals and businesses in the Bank’s markets in central Michigan. In this regard, the Bank has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate lending as well as non-mortgage commercial and industrial (“C&I”) lending to a more limited extent. Restructuring of the portfolio to include a significant commercial mortgage component commenced in the early to mid 1980s and continues today. Reflecting this strategic direction, the Bank’s lending operations consist of two principal segments as follows: (1) residential mortgage lending; and (2) commercial mortgage and construction/development lending to a more limited extent in conjunction with the intensified efforts to become a full-service community bank. In this regard, the Bank has emphasized high quality and flexible service, capitalizing on its local orientation and expanded array of products and services.

Importantly, Wolverine’s loan portfolio composition has changed reflecting both changing market demand for the Bank’s various loan products and the impact of the interest rate risk management strategies. In this regard, residential mortgage loans have been diminishing, both in terms of the outstanding dollar balance and in proportion to the total loan portfolio as historically low market interest rates have fostered demand for long term fixed rate loans. The Bank’s practice is to sell most long term fixed rate loans with maturities in excess of 15 years, which comprise the majority of the recent loan originations. Coupled with growth in the commercial loan portfolio in recent years, commercial mortgage loans including more modest balances of non-owner occupied 1-4 family mortgage loans, land and multi-family mortgage loans and hereinafter referred to as commercial mortgage loans, represent the single largest element of the loan portfolio equal to $134.6 million, or 53.4% of total loans as of June 30, 2010.

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Limited balance sheet growth, including slack growth in the loan portfolio, are the result of adverse economic trends which are particularly acute in Wolverine’s Michigan markets. Specifically, the Bank’s markets in Michigan have been impacted over the long term by the stagnant Michigan economy, which has been the result of job losses in the formerly high paying manufacturing sector, both to lower wage areas of the U.S. as well as to foreign competitors. As a result, the population base of Wolverine’s market has been stable or declining in most areas. The onset of the national recession in 2008 further impacted the Bank’s markets, increasing the rate of job losses and unemployment rate which in turn, resulted in increased loan delinquency rates and loan foreclosures. Additionally, real estate prices including both the price of residential and income producing properties has trended lower eroding the collateral value of the properties securing the Bank’s mortgage loans. As a result of the foregoing, while the Bank has historically maintained very strong credit quality ratios, the level of NPAs have increased from approximate 1% of assets as of the end of fiscal 2007, to 3.8% of assets as of June 30, 2010. The adverse asset quality trends have also impacted the Bank’s operating results as a result of increasing levels of loan loss provisions.

In addition to operating in a shrinking market, Wolverine is subject to a high level of competition from two sources. Chemical Bank, a locally headquartered commercial bank, holds an approximate 60% share of commercial bank and thrift deposits in Wolverine’s market in Midland County as well as a significant market share in other contiguous markets. Additionally, the Dow Chemical Employees Credit Union operates through a single office in Midland and holds in excess of $1 billion of deposits. Thus, while the presence of Dow Chemical and Dow Corning corporate headquarters in Midland supports personal income levels and has limited the economic deterioration experienced in many similar Michigan jurisdictions, Wolverine’s ability to penetrate the Dow employee base has been limited.

As a result of overall shrinkage of the loan portfolio balances since the end of fiscal 2005, cash and investment balances have been growing. In this regard, the majority of the Bank’s interest-earning assets outside of the loan portfolio are invested in either overnight or short term interest bearing deposits or in certificates of deposits (“CDs”) in other financial institutions.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. In recent years, checking accounts have expanded modestly facilitated by Wolverine’s market efforts in this area while money market accounts have also increased as customers have been reluctant to invest in term CDs in the low interest rate environment. As

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

result of these trends, CDs have diminished from 71.3% of deposits at the end of fiscal 2007 to 59.0% of deposits as of June 30, 2010. Nonetheless, the deposit data indicates that CDs continue to comprise the largest segment of total deposits. The Bank utilizes borrowings as a supplemental funding source to facilitate management of funding costs (i.e., to limit the requirement to pay aggressively to attract deposit funds to meet established growth objectives) and interest rate risk. FHLB advances constitute the Bank’s alternative funding source with many advances consisting of fixed term fixed rate or fixed rate amortizing borrowings. Many of the advances were taken down several years ago when market interest rates were at higher levels and the current weighted average cost of the borrowings portfolio equal to 4.65% as of June 30, 2010, is an important factor contributing to Wolverine’s relatively high cost of funds.

Following the conversion, the Bank may evaluate the use of additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities and MBS at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Bank, FHLB advances would likely continue to be the principal source of such borrowings.

The Bank’s earnings base is largely dependent upon net interest income and operating expense levels, as sources of non-interest operating income remain relatively limited, notwithstanding management’s efforts to increase their levels. The Bank’s reported and core earnings have decreased from the peak level reported in fiscal 2006 as Wolverine’s spreads have been compressed, both as loan yields have repriced down and as low yielding cash and investments have increased in proportion to total interest-earning assets. In addition to the earnings impact of spread compression referenced above, the Bank has been subject to earnings pressure over the last several years as non-interest income remains relatively limited while the Bank’s operating expenses have increased. However, the most important factor leading to Wolverine’s recent operating losses has been the aforementioned increase in NPAs and loan loss provisions. The high level of NPAs has adversely impacted the Bank’s net interest margin as a relatively high portion of the Bank’s assets are in non-interest earning form while expenses related to problem asset resolution have increased the Bank’s operating costs. Additionally, Wolverine has been required to establish loan loss provisions to cover estimated losses resulting from delinquent loans.

The Bank’s Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of Wolverine. The capital realized from the stock offering will

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I.5

increase the operating flexibility and overall financial strength of Wolverine. The additional capital realized from stock proceeds will increase the Bank’s leverage capacity, pursuant to which the Bank plans to seek loan growth and growth of other interest-earning assets. Wolverine’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs, which may facilitate a reduction in Wolverine’s funding costs. Additionally, Wolverine’s stronger capital position will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities either within the Bank’s existing branch banking footprint or, more likely, outside of the current market area. The Bank will also be seeking to lend in other areas of Michigan based on the perceived opportunity with potential markets including the Lansing, Grand Rapids and Traverse City regional areas.

Management has indicated that both the increased capital from the Conversion as well as being in the stock form of organization will both facilitate the ability to expand and diversify. The projected uses of proceeds from the Conversion are highlighted below.

•

Wolverine Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.

•

Wolverine Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Bank’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Wolverine’s operations.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the past five and one-half years. From year end 2005 through June 30, 2010, Wolverine’s assets increased at a 2.2%

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Table 1.1

Wolverine Bank

Historical Balance Sheet Data

	At Fiscal Year Ended December 31,										Six Months End. June 30, 2010		Annual Growth Rate
	2005		2006		2007		2008		2009
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Total assets	280,016	100.00%	304,162	100.00%	312,210	100.00%	318,851	100.00%	304,739	100.00%	308,647	100.00%	2.19%
Cash and cash equivalents	9,314	3.33%	18,915	6.22%	42,928	13.75%	6,466	2.03%	23,324	7.65%	23,486	7.61%	22.82%
Interest earning deposits	1,300	0.46%	800	0.26%	599	0.19%	18,952	5.94%	22,719	7.46%	32,990	10.69%	105.16%
Investment Securities – HTM	10,023	3.58%	8,492	2.79%	2,002	0.64%	16,294	5.11%	1,420	0.47%	388	0.13%	-51.45%
Loans receivable, net	250,669	89.52%	265,965	87.44%	256,076	82.02%	266,875	83.70%	245,036	80.41%	237,229	76.86%	-1.22%
Federal Home Loan Bank stock	2,927	1.05%	4,313	1.42%	4,643	1.49%	4,700	1.47%	4,700	1.54%	4,700	1.52%	11.10%
Real estate owned, held for sale	67	0.02%	732	0.24%	1,150	0.37%	851	0.27%	590	0.19%	1,016	0.33%	82.98%
Premises and equipment	2,725	0.97%	2,273	0.75%	1,979	0.63%	1,759	0.55%	1,872	0.61%	1,752	0.57%	-9.35%
Accrued interest receivable	1,076	0.38%	1,387	0.46%	1,193	0.38%	1,315	0.41%	990	0.32%	967	0.31%	-2.35%
Other assets	1,915	0.68%	1,285	0.42%	1,640	0.53%	1,639	0.51%	4,088	1.34%	6,119	1.98%	29.45%
Deposits	185,261	66.16%	176,308	57.97%	178,832	57.28%	179,383	56.26%	167,490	54.96%	176,471	57.18%	-1.07%
Federal Home Loan Bank advances	51,850	18.52%	82,850	27.24%	86,850	27.82%	92,000	28.85%	90,000	29.53%	85,000	27.54%	11.61%
Interest payable and other liabilities	2,173	0.78%	2,197	0.72%	2,121	0.68%	2,002	0.63%	1,693	0.56%	5,518	1.79%	23.01%
Total equity capital	40,732	14.55%	42,807	14.07%	44,407	14.22%	45,466	14.26%	45,556	14.95%	41,658	13.50%	0.50%
Loans/Deposits		135.31%		150.85%		143.19%		148.77%		146.30%		134.43%
Banking offices	4		4		4		4		4		4

(1)	Ratios are as a percent of ending assets.

Sources: Wolverine Bank’s audited and unaudited financial reports.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

annual rate. However, the long term growth trend overall is more complex, as assets increased over the fiscal 2005 to 2008 period by 13.9% in aggregate, while subsequently diminishing modestly in response to limited lending opportunities (i.e., the residential mortgage portfolio has been shrinking as the majority of residential mortgage loan originations have been for long term fixed rate loans which Wolverine sells into the secondary market). As a result of these trends, the asset composition in terms of loans and investments has changed modestly as loan portfolio balances fell and the funds were redeployed into cash and investments. Like assets, the funding mix reflects minor changes over the past five and one-half fiscal years as deposits diminished and borrowings increased over the fiscal 2005 to 2008 periods, with the expansion trend reversing through the subsequent 18 month period ended June 30, 2010.

The Bank’s lending strategy primarily emphasizes real estate lending, including loans secured by both 1-4 family residential and commercial properties. Wolverine’s loan portfolio composition as of June 30, 2010, underscores such emphasis – permanent first mortgage loans secured by 1-4 family residential properties totaled $83.6 million, equal to 33.2% of gross loans, while commercial real estate loans totaled $134.6 million (includes 1-4 family investor loans, multi-family and land loans), equal to approximately 53.4% of gross loans. The balance of the loan portfolio was comprised of relatively smaller balances of construction, home equity and non-mortgage consumer loans.

The balance of the 1-4 family mortgage loan portfolio has diminished since the end of fiscal 2005 reflecting strong market demand for fixed rate loans in the low interest rate environment (the Bank typically sells such loans), and as a result, permanent 1-4 family residential mortgage loans have declined in proportion to total loans from a fiscal year end peak level of 41.9% as of December 31, 2007, to 33.2% as of June 30, 2010. Conversely, commercial mortgage loans have increased in recent years from 39.9% of gross loans at the end of fiscal 2005, to 53.4% of gross loans as of June 30, 2010. Such loans are generally secured by office buildings and other commercial structures as well as mixed-use buildings as well as small apartments and raw land. Additionally, the Bank has a portfolio of loans to investors secured by 1-4 family residential rental properties. On a more limited basis and based on attractive opportunities, non-mortgage C&I loans have increased from 2.9% of total loans as of the end of fiscal 2005, to 4.2% of total loans as of June 30, 2010. Wolverine’s mortgage lending emphasis is evident when it is considered that approximately 95.3% of the Bank’s loan portfolio is secured by mortgage loans while consumer and other non-mortgage loans comprised less than 5% of the loan portfolio, reflecting that loan portfolio diversification has primarily been in commercial real estate lending.

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The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Wolverine’s overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding Bank level will primarily be invested into a deposit at the Bank. Over the past five and one-half years, the Bank’s level of cash and investment securities (inclusive of FHLB stock) reflects a growth trend, increasing from $23.6 million, equal to 8.4% of assets as of the end of fiscal 2005, to $61.6 million, equal to 20.0% of assets as of June 30, 2010. The increasing level of cash and investments in recent years is the result of limited loan demand in the Bank’s market, particularly for high credit quality loans with adjustable terms or short repricing frequencies which the Bank is willing to place into portfolio. The largest component of the investment portfolio consists of interest-earning deposits (primarily federally insured financial institution CDs) totaled $33.0 million, equal to 10.7% of assets as of June 30, 2010. Cash and cash equivalents equaled $23.5 million (7.6% of assets) with the recent increase the result of deposit growth – excess liquidity may likely be utilized to repay the $13 million of FHLB advances maturing by year end. The balance of the investment portfolio includes a small balance of municipal securities equal to $388 thousand (see Exhibit I-4) and FHLB stock totaling $4.7 million.

Over the past five and one-half years, Wolverine’s funding needs have been addressed through a combination of retail deposits, borrowings and internal cash flows. From year end 2005 through June 30, 2010, the Bank’s deposits shrank at 1.1% annual rate. The Bank relies on both savings and transaction accounts as well as CDs in funding through deposits. The average balance of savings and transaction accounts totaled $72.2 million, or 41.0% of average deposits for the six months ended June 30, 2010. Certificates of deposits (“CDs”) comprise the single largest segment of deposits. CDs averaged $103.9 million, or 59.0% of average deposits for the six months ended June 30, 2010. In comparison, the average balance of checking, money market and passbook savings accounts equaled $23.3 million (13.2% of average deposits), $39.5 million (22.4% of average deposits), and $9.4 million (5.4% of average deposits), respectively.

The Bank has continually utilized borrowed funds over the last five and one half fiscal years, with all of the borrowings consisting of FHLB advances. As of June 30, 2010, FHLB advances totaled $85.0 million, representing 27.5% of total assets. The Bank typically utilizes

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borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent reductions in borrowings were attributable to deposit growth and the Bank expects to continue to pay down borrowings with the cash raised through the conversion offering and by continuing to emphasize funding through deposits. Importantly, the Bank’s term borrowings have a relatively high interest cost ($85.0 million balance at a weighted average cost of funds equal to 4.65%). Approximately $13 million of borrowed funds mature by year end and will be replaced with new funds (by both deposits and borrowings) at a substantially lower interest cost based on today’s prevailing rates. At the same time, the borrowings portfolio has been laddered with maturities extending out seven years such that the earnings benefit of maturing high cost advances will only be realized gradually.

The Bank’s equity increased at a 0.50% annual rate from year end 2005 through June 30, 2010, with the limited overall growth the result of net losses recorded during fiscal 2009 and for the six months ended June 30, 2010. Asset growth over the last five fiscal years coupled with a loss in the first six months of 2010 resulted in a decrease in the Bank’s equity-to-assets ratio, from 14.6% at year end 2005 to 13.5% at June 30, 2010. All of the Bank’s capital is tangible capital, and Wolverine maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2010. The addition of the stock proceeds will serve to strengthen the Bank’s capital position, as well as support growth opportunities. At the same time, Wolverine’s future earnings will be dependent upon future improvements to asset quality which would reduce loan loss provisions below the levels which have prevailed recently.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the fiscal years ended 2005 to fiscal 2009 and for the twelve months ended June 30, 2010. The Bank’s net earnings have been declining since the peak level of $2.1 million was reported in fiscal 2006. The principal factors leading to the diminishing earnings figures include increasing operating expenses and higher loan loss provisions. As a result, Wolverine’s positive earnings reversed to a near breakeven level on a reported basis in fiscal 2009.

Wolverine reported a loss equal to $4.3 million (1.36% of average assets) for the twelve months ended June 30, 2010. The operating loss for the most recent period was the result of

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Table 1.2

Wolverine Bank

Historical Income Statements

	As of the Fiscal Year Ended December 31,										12 Months End. June 30, 2010
	2005		2006		2007		2008		2009
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$14,257	5.60%	$17,969	6.15%	$18,812	6.23%	$18,378	5.73%	$16,910	5.64%	$15,722	5.03%
Interest Expense	$(6,448)	-2.53%	$(9,882)	-3.38%	$(11,221)	-3.72%	$(10,120)	-3.15%	$(8,522)	-2.84%	$(7,892)	-2.53%

Net Interest Income	$7,809	3.06%	$8,087	2.77%	$7,591	2.51%	$8,258	2.57%	$8,388	2.80%	$7,830	2.50%
Provision for Loan Losses	$—	0.00%	$133	0.05%	$(188)	-0.06%	$(1,142)	-0.36%	$(3,250)	-1.08%	$(5,210)	-1.67%

Net Interest Income after Provisions	$7,809	3.06%	$8,220	2.81%	$7,403	2.45%	$7,116	2.22%	$5,138	1.71%	$2,620	0.83%
Other Operating Income	$595	0.23%	$403	0.14%	$600	0.20%	$402	0.13%	$409	0.14%	$420	0.13%
Operating Expense	$(5,424)	-2.13%	$(5,473)	-1.87%	$(5,569)	-1.84%	$(6,093)	-1.90%	$(6,715)	-2.24%	$(6,912)	-2.21%

Net Operating Income	$2,980	1.17%	$3,150	1.08%	$2,434	0.81%	$1,425	0.44%	$(1,168)	-0.39%	$(3,872)	-1.25%
Net Gain(Loss) on Sale of Loans	$—	0.00%	$—	0.00%	$—	0.00%	$191	0.06%	$1,311	0.44%	$711	0.23%
Pension Plan Termination Expense	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$(2,920)	-0.93%
Fraud-Related Expense	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$(357)	-0.11%

Total Non-Operating Income/(Expense)	$—	0.00%	$—	0.00%	$—	0.00%	$191	0.06%	$1,311	0.44%	$(2,566)	-0.81%
Net Income Before Tax	$2,980	1.17%	$3,150	1.08%	$2,434	0.81%	$1,616	0.50%	$143	0.05%	$(6,438)	-2.06%
Income Taxes	$(1,018)	-0.40%	$(1,075)	-0.37%	$(834)	-0.28%	$(557)	-0.17%	$(53)	-0.02%	$2,181	0.70%

Net Income (Loss) Before Extraord. Items	$1,962	0.77%	$2,075	0.71%	$1,600	0.53%	$1,059	0.33%	$90	0.03%	$(4,257)	-1.36%

Estimated Core Net Income
Net Income	$1,962	0.77%	$2,075	0.71%	$1,600	0.53%	$1,059	0.33%	$90	0.03%	$(4,257)	-1.36%
Addback(Deduct): Non-Recurring (Inc)/Exp	$—	0.00%	$—	0.00%	$—	0.00%	$(191)	-0.06%	$(1,311)	-0.44%	$2,566	0.82%
Tax Effect (2)	$—	0.00%	$—	0.00%	$—	0.00%	$65	0.02%	$446	0.15%	$(872)	-0.28%

Estimated Core Net Income	$1,962	0.77%	$2,075	0.71%	$1,600	0.53%	$933	0.29%	$(775)	-0.26%	$(2,563)	-0.82%

Memo:
Expense Coverage Ratio	143.97%		147.76%		136.31%		135.53%		124.91%		113.28%
Efficiency Ratio	64.54%		64.46%		67.99%		70.36%		76.33%		83.78%
Effective Tax Rate	34.16%		34.13%		34.26%		34.47%		37.06%		33.88%

(1)	Ratios are a Percent of Average Assets.
(2)	Tax effected at a 34% rate.

Source: Wolverine Bank’s audited and unaudited financial reports.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.11

several non-operating expenses, including the expense of terminating the pension plan and a fraud related expense net of gains on the sale of loans.

Over the past five and one-half years, the dollar amount of net interest income has fluctuated in a relatively narrow range and peaked at $8.4 million in fiscal 2009, while diminishing to $7.8 million for the twelve months ended June 30, 2010, equal to 2.50% of average assets. Recent compression of the Bank’s level of net interest income is the result of several factors including balance sheet shrinkage (i.e., lower level of interest-earning assets) and spread compression as relatively high yielding loans refinanced. The impact of the foregoing trends are evidenced in Wolverine’s yield-cost spreads (see Exhibit I-5) which increased from 1.94% to 2.23% from fiscal 2007 to fiscal 2009, while diminishing to 2.06% for the six months ended June 30, 2010. Importantly, the recent reduction in the level of net interest income is partially the result of Bank’s term borrowings which have fixed rates and maturities extending out for as long as seven years. The maturing of high cost borrowed funds will favorably impact Wolverine’s cost of funds though the earnings benefit will be gradual given the laddered maturities of the portfolio over a lengthy timeframe.

Non-interest operating income has been a modest contributor to the Bank’s earnings over the past five and one-half years, ranging from a low of 0.13% of average assets during the twelve months ended June 30, 2010, to a high of 0.23% of average assets during fiscal 2005. Customer service fees and charges derived primarily from transaction deposit accounts constitute the largest source of non-interest operating income for the Bank. The relatively modest contribution realized from service fees and charges to non-interest operating income is the result of the Bank’s emphasis on mortgage lending, the modest balance of fee generating checking accounts and competitive pressures from other local financial institutions including credit unions which have relatively low fee structures.

The Bank’s operating expenses have increased in recent years due to various pressures on operating costs including increased compensation costs as the Bank was required to remain competitive in its pay scales while also adding staff to remain an effective competitor. Additionally, FDIC insurance premiums and costs related to effective compliance and internal controls have also been a factor in the growth of operating expenses as has the cost of managing the growing portfolio of delinquent and classified loans. Overall, the Bank’s operating expenses have increased from $5.4 million, equal to 2.13% of average assets in fiscal 2005, to $6.9 million, equal to 2.21% of average assets reported for the twelve months ended June 30, 2010.

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I.12

Overall, the general trends in the Bank’s net interest margin and operating expense ratio since 2005 reflect a reduction in core earnings, as indicated by the Bank’s expense coverage ratio (net interest income divided by operating expenses). Wolverine’s expense coverage ratio equaled 1.44 times during 2005 versus a ratio of 1.13 times for the twelve months ended June 30, 2010. An increase in operating expenses while the level of net interest income remained flat contributed to the decline in the Bank’s expense coverage ratio. Similarly, Wolverine’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) equaled 64.5% in fiscal 2005, while increasing in subsequent periods to 83.8% for the twelve months ended June 30, 2010, reflecting an adverse trend with respect to the Bank’s core earnings.

Provisions for loan losses have typically been limited reflecting the Bank’s relatively strong asset quality historically and the secured nature of the loan portfolio with the majority of the loan portfolio is secured by real estate collateral in the Bank’s market area. However, since fiscal 2007, the Bank has increased the level of loan loss provisions, which management attributes to a weak economy and erosion of real estate values which support the collateral value of Wolverine’s mortgage portfolio. The increase in NPAs was most notable in the most recent fiscal year.

As a result, loan loss provisions have increased since the end of fiscal 2007, culminating with provisions of $5.2 million, equal to 1.67% of average assets for the twelve months ended June 30, 2010. At June 30, 2010, the Bank maintained specific and general valuation allowances of $10.2 million, equal to 4.1% of total loans and 95.1% of non-performing loans. Exhibit I-6 sets forth the Bank’s loan loss allowance activity during the review period. Going forward, the Bank will continue to evaluate the adequacy of the level of specific and general valuation allowances (“SVAs” and “GVAs”) on a regular basis and establish additional loan loss provisions in accordance with the Bank’s asset classification and loss reserve policies.

Non-operating income and expenses have typically had a limited impact on earnings over most of the last five and one-half fiscal years and have primarily consisted of gains on the sale of loans and investments. However, several unusual non-recurring items including an expense related to the termination of the Bank’s pension plan ($2.9 million) and a bank fraud related expense ($357 thousand) were reported by Wolverine in the first six months of fiscal 2010. These expenses were partially offset by gains on the sale of loans totaling $711 thousand (0.23% of average assets) for the twelve months ended June 30, 2010. With regard to the loan sales, the low rate interest environment spurred refinancing activity with the Bank benefiting from gains on sale. Over the longer term, Wolverine’s earnings may be adversely affected through the loss of yield on refinanced loans in the low interest rate environment prevailing currently.

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The Bank’s effective tax rate ranged from a low of 34.13% to 37.06% over the last five fiscal years and equaled 33.88% for the twelve months ended June 30, 2010. As set forth in the prospectus, the Bank’s marginal effective statutory income tax rate is 34.0%. In addition, the Bank pays a Michigan Business Tax equal to 0.235% of net capital, which is included in operating expenses.

Interest Rate Risk Management

The Bank’s balance sheet is asset-sensitive in the short-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Conversely, as market interest rate levels have diminished, the Bank’s level of net interest income has diminished. As of June 30, 2010, the Net Portfolio Value (“NPV”) analysis provided by the OTS indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 6% increase in Wolverine’s NPV (see Exhibit I-7) which is reflective of an asset sensitive asset-liability repricing structure as indicated by recent empirical data with respect to the declining level of net interest income in a declining rate environment.

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through selling originations of fixed rate 1-4 family loans, maintaining an investment portfolio with primarily short repricing terms, and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans or adjustable rate loans. While the portfolio is primarily fixed rate in nature (see Exhibit I-8), as of December 31, 2009, the majority of Wolverine’s loan portfolio had maturities within five years (see Exhibit I-10) with a portion of the loan portfolio with maturities in excess of five years having adjustable rates. On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing long-term FHLB borrowings, extending CD maturities through offering attractive rates on certain longer term CDs and by seeking to build a concentration of deposits in lower costing and less interest rate sensitive transaction and savings accounts.

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I.14

The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Wolverine’s lending activities have focused on mortgage lending as mortgage loans comprised 95.3% of gross loans as of June 30, 2010. The mortgage lending consists primarily of two elements including 1-4 family permanent mortgage loans and commercial mortgage loans. Other areas of lending diversification for the Bank include construction loans, home equity loans and commercial business loans. Going forward, the Bank’s lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of commercial real estate loans. Exhibit I-9 provides historical detail of Wolverine’s loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of December 31, 2009.

The single largest segment of the loan portfolio consists of commercial real estate which includes multi-family and land loans as well as loans secured by 1-4 family rental properties, the majority of which are collateralized by properties in the Bank’s regional lending area. Commercial real estate loans secured primarily by office buildings, strip mall centers, owner-occupied offices, condominiums, multi-family housing including student housing and for various other commercial uses.

Wolverine generally originates commercial real estate and multi-family loans up to a maximum LTV ratio of 80% (up to 65% of the property’s appraised value if the property is unimproved land) and requires a minimum debt-coverage ratio of 1.20 times. Commercial mortgage loans generally carry fixed interest rates for up to the first seven years of the loans (but most typically the first five years) and are subject to renegotiations or repricing after the initial fixed interest term. As of June 30, 2010, the Bank’s outstanding balance of commercial real estate loans totaled $134.6 million or 53.4% of total loans outstanding.

The other major component of the loan portfolio consists of permanent loans secured by 1-4 family properties totaling $83.6 million or 33.2% of total loans at June 30, 2010. Permanent loans secured by 1-4 family rental properties extended to investors totaled $24.5 million and of June 30, 2010, and are included in the commercial mortgage loan portfolio balance. Wolverine

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offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Bank’s current philosophy has been to sell most originations of fixed rate loans, which have comprised the vast majority of the Bank’s recent residential mortgage loan origination volume. Loans are sold on a servicing released basis. ARM loans offered by the Bank typically are one year adjustable loans with the rate reset every year based upon a contractual spread or margin above the yield on U.S. Treasury notes, adjusted to a constant maturity of one year, as published weekly by the Federal Reserve Board, subject to periodic and lifetime limitations on interest rate changes.

The Bank’s 1-4 family lending activities include home equity loans and home equity lines of credit. Home equity loans are amortizing loans with terms of up to five years, amortization terms of 15 years, and generally have a fixed interest rate. Home equity lines of credit are tied to the prime rate as published in The Wall Street Journal and with principal repaid based on a percentage of the principal balance outstanding. The Bank will originate home equity loans and lines of credit up to a maximum loan-to value (“LTV”) ratio of 80.0%, inclusive of other liens on the property. As of June 30, 2010, the Bank’s outstanding balance of home equity loans and home equity lines of credit equaled $11.3 million or 4.5% of total loans outstanding.

Construction loans originated by the Bank consist of loans to finance the construction of 1-4 family residences and commercial/multi-family properties. The Bank’s 1-4 family construction lending activities include construction/permanent loans as well as speculative loans that are extended to experienced builders in the Bank’s market area. Commercial real estate construction loans generally require a commitment for permanent financing to be in place prior to closing construction loan and are originated up to 65.0% of the completed appraised value of the property for individuals and up to 90.0% loan-to-value for contractors. Residential and commercial construction loans are generally interest only loans during the construction period. As of June 30, 2010, the Bank’s construction loan portfolio totaled $10.7 million, equal to 4.2% of total loans.

The Bank’s efforts to increase commercial lending have primarily been mortgage related, and non-mortgage C&I lending remains relatively limited. As of June 30, 2010, commercial business loans totaled $10.5 million, equal to 4.2% of total loans. The Bank offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most lines of credit and business term loans are secured by real estate and other assets such as inventory or accounts receivable.

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Consumer loans are generally offered to provide a full line of loan products to customers and typically include student loans, loans on deposits, auto loans, and unsecured personal loans. As of June 30, 2010, consumer loans totaled $1.2 million, equal to 0.5% of total loans.

Exhibit I-11 shows the Bank’s loan originations/purchases, repayments and sales over the past three fiscal years and for the six months ended June 30, 2010 and it highlights the Bank’s emphasis on mortgage lending. Overall loan originations and purchases have fluctuated based primarily on market factors including the interest rate environment. For the period from fiscal 2007 to fiscal 2009, loan originations steadily increased from $84.1 million to $149.8 million, with the increase in fiscal 2009 primarily the result of refinancing residential mortgage loans. Loan sales consisting solely of residential loans have also been significant with sales primarily to Freddie Mac on a servicing released basis. Loans sold to Freddie Mac equaled $7.8 million, $10.4 million and $66.2 million in fiscal 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, residential mortgage loan volume has diminished to $19.8 million while loans sales equaled $10.9 million.

Asset Quality

The Bank’s asset quality has historically been strong and the level of NPAs has been modest, generally well below a level of 1% of assets. However, Wolverine has recently realized an increase in the level of NPAs, primarily related to the recessionary economic environment. Specifically, the Bank’s delinquencies have increased as a result of growing unemployment in its markets and the slack economy has depressed the collateral value of many of the Bank’s security properties. As reflected in Exhibit I-12, the total NPA balance (i.e., loans 90 days or more past due and REO) as of June 30, 2010, was $11.7 million, equal to 3.80% of assets, consisting primarily of non-accruing loans and a small balance of real estate owned (“REO”). The current balance of NPAs represents a significant increase relative to the level reported at the prior several fiscal year ends, equal to $4.5 million as of the end of fiscal 2008 and $8.4 million as of the end of fiscal 2009. The ratio of allowances to total loans equaled 4.1% while reserve coverage in relation to NPLs equaled 95.1% as of June 30, 2010 (see Exhibit I-6).

The Bank has taken several steps to address the deterioration in asset quality which is largely the result of: (1) erosion of real estate values which has impacted the collateral value of the Bank’s loans; and (2) the recession which has resulted in job losses and lower personal income levels, both of which have adversely impacted borrower’s ability to repay their loans with the Bank. Management has instituted a proactive strategy to aggressively reduce

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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non-performing assets through accelerated charge-offs, loan work out programs, enhanced collection practices and improved risk management. In certain instances, The Bank has restructured loans through TDRs in circumstances in which it is believed that the borrower can service the loan pursuant to the renegotiated terms providing the Bank with savings from the expense of foreclosure proceedings and the holding and disposition expenses of selling foreclosed property. The Bank has enhanced also the internal risk management processes and employed additional staff in 2010 to evaluate and monitor system, market and credit risk.

Funding Composition and Strategy

Deposits have consistently served as the Bank’s primary funding source and at June 30, 2010 deposits accounted for 67.5% of Wolverine’s interest-bearing funding composition. Exhibit I-13 sets forth the Bank’s deposit composition based on average deposits balances for the past three and one-half years. Transaction and savings account deposits constituted 41.0% of average deposits for the six months ended June 30, 2010. Comparatively, transaction and savings account deposits constituted 28.7% of average deposits in fiscal 2007. The increase in the concentration of transaction and savings account deposits was primarily due to expanded balances of money market and savings accounts.

The balance of the Bank’s deposits consists of CDs, which average $103.9 million or 59.0% of average deposits at June 30, 2010, compared to $118.9 million or 71.3% of average deposits at December 31, 2007. Wolverine’s current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2010, 77.8% of the Bank’s CDs were scheduled to mature in one year or less. Exhibit I-14 sets forth the maturity schedule of the Bank’s CDs as of June 30, 2010. As of June 30, 2010, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $52.0 million.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. The Bank maintained $85.0 million of FHLB advances at June 30, 2010, with a weighted average rate of 4.65%. FHLB advances held by the Bank at June 30, 2010, consisted of a mix of short- and long-term borrowings, with maturities on long-term borrowings generally extending out to seven years. Exhibit I-15 provides further detail of the Bank’s borrowings activities during the past three and one-half years.

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Legal Proceedings

The Bank is not currently party to any pending legal proceedings that the Bank’s management believes would have a material adverse effect on the Bank’s financial condition, results of operations or cash flows.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.1

II. MARKET AREA ANALYSIS

Introduction

Established in 1933, the Bank has always been operated pursuant to a strategy of strong community service, and its dedication to being a community-oriented financial institution has supported customer loyalty and recent growth trends. Wolverine Bank generally considers its market area to encompass areas proximate to its branches. The Bank operates four community banking offices and a loan production office (see Exhibit II-1) with a footprint covering Saginaw County and Midland County in Michigan. Wolverine’s market is found in the eastern section of the Lower Peninsula, located within a region of Michigan known as the Flint/Tri City region. The Bank’s markets are primarily rural townships in Midland and Saginaw Counties. Wolverine’s two county market where the Bank’s branches are located is illustrated by Table 2.1 below.

Table 2.1

Wolverine Bank FSB

Map of Branch Locations

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II.2

Market Area Overview

In evaluating the geographic coverage of the Bank, it is important to make a distinction between Wolverine’s lending operations which can cover a relatively broad geographic area, and the market served by the Bank’s branches from a depository perspective, which covers a relatively compact section of the eastern lower peninsula of Michigan. In this regard, the Bank’s lending operations have extended beyond the immediate market served by Wolverine’s branches as the Bank has opportunistically sought to develop lending relationships beyond its local area. In the past, Wolverine has entered into a mutually beneficial marketing relationship with a local lumber company with the objective of originating both construction and permanent loans to builders and individuals. Similarly, Wolverine will send loan officers into markets outside the Midland/Saginaw County markets in markets where it receives a high level of referral activity. Over the long term following the Conversion, the Bank will be seeking to more actively originate loans outside the local market with the Traverse City, Grand Rapids, and Lansing markets being viewed as potentially attractive loan markets.

The Midland County market has several characteristics which set it apart from many similar areas of Michigan as well as the Midwest region of the U.S. The Dow Chemical Company was founded in Midland in 1897 and remains the largest employer to this day with 5,300 employees working in the corporate headquarters and production facilities. Additionally, Dow Corning which is a joint venture between Dow Chemical and Corning, Inc. is a chemical/technology company producing a variety of chemical and technology products, many involving the use of silicon. These companies and ancillary businesses have provided a measure of stability with many high income jobs compared to other nearby areas in Michigan. Additionally, corporate and individual giving resulting from the Dow Chemical presence has supported many cultural and civic amenities in the local area. At the same time, as reflected in the relatively high local unemployment rate, the Bank’s markets have not been immune to economic pressures present in Michigan generally and the reliance on a large corporate employer which is seeking to remain competitive internationally by controlling expenses can have negative implications for the economy as well.

In addition to operating in a shrinking market, Wolverine is subject to a high level of competition from two sources. Chemical Bank holds an approximate 60% share of commercial bank and thrift deposits in Wolverine’s market in Midland County as well as a significant market share in other contiguous markets. Perhaps more importantly, the Dow Chemical Employees Credit Union operates through a single office in Midland and holds in excess of $1 billion of

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II.3

deposits. Thus, while the presence of Dow Chemical and Dow Corning corporate headquarters in Midland provides high earnings and has limited the economic deterioration experienced in many similar Michigan jurisdictions, Wolverine’s ability to penetrate the Dow employees has been limited.

The significant level of competition is demonstrated numerically in the schedule below which reflects that the two largest competitors for the Bank (as defined by financial institutions with branches within a 10 mile radius of the Bank’s branches) have nearly two-thirds of the market and there are other commercial bank and credit union competitors in the market as well.

Company	Headquarters		Branches	Deposits
				($000)	(%)
Wolverine Bank FSB	Midland	MI	4	$167,495	5.5%
Deposit Competitors (1)
Dow Chemical Employees’ CU	Midland	MI	1	$1,082,313	35.7%
Chemical Financial Corp.	Midland	MI	11	$631,340	20.8%
PNC Financial Services Group	Pittsburgh	PA	7	$215,072	7.1%
Frankenmuth Credit Union	Frankenmuth	MI	6	$195,962	6.5%
Citizens Republic Bancorp Inc.	Flint	MI	5	$149,812	4.9%
Members First Credit Union	Midland	MI	2	$149,563	4.9%
United Financial Credit Union	Saginaw	MI	3	$102,517	3.4%
Comerica Inc.	Dallas	TX	3	$102,104	3.4%
Bank of America Corp.	Charlotte	NC	3	$47,568	1.6%
Freeland State Bank	Freeland	MI	1	$45,187	1.5%
Independent Bank Corp.	Ionia	MI	3	$44,793	1.5%
Fifth Third Bancorp	Cincinnati	OH	1	$41,997	1.4%
JPMorgan Chase & Co.	New York	NY	2	$41,583	1.4%
Community Bancorp Inc.	Saint Charles	MI	1	$7,144	0.2%
First of Huron Corp.	Bad Axe	MI	1	$6,435	0.2%

Total for All Competitors			22	$3,030,885	100.0%

(1)	Defined for purposes of this presentation as institutions maintaining a branch office within 10 miles of a Wolverine Bank branch.

Source: SNL Securities based on June 2009 deposit data.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.4

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economy activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and drop in real estate values. As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (2.2% annualized growth in the third quarter of 2009 and 5.6% annualized growth in fourth quarter of 2009). The economy expansion continued into 2010, as the GDP grew by 2.7% for the first calendar year quarter of 2010. Notably, a large portion of GDP growth during 2009 and into 2010 has been generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

The economic recession caused the inflation rate to decrease notably during 2009. Inflation averaged 3.85% for all of 2008 and a negative 0.34% for all of 2009, indicating a deflationary period. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national inflation rate was 2.07% for the first six months of 2010. The national unemployment rate also revealed a modest recovery in the most recent few months. The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. The unemployment rate totaled 9.4% as of May 2010, a decline from 9.7% as of December 2009, but still high in compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.5

The major stock exchange indices have reflected the recent improvement in the downturn of the national economy, reporting significant volatility and an upward trend over the past 12 months. As an indication of the changes in the nation’s stock markets over the last 12 months, as of June 30, 2010, the Dow Jones Industrial Average closed at 9,774.02, an increase of 15.7% from June 30, 2009, while the NASDAQ Composite Index stood at 2,109.24, an increase of 14.9% over the same time period. The Standard & Poors 500 Index totaled 1,030.71 as of June 30, 2010, an increase of 12.1% from June 30, 2009.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, medium home values have declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a “double-dip” housing recession, whereby another wave of foreclosures may occur. Commercial lending trends are showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

As of June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by

RP® Financial, LC.	MARKET AREA ANALYSIS
II.6

keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. As of June 30, 2010, one- and ten-year U.S. government bonds were yielding 0.32% and 2.97%, respectively, compared to 2.36% and 3.99%, respectively, as of June 30, 2008. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of June 30, 2010.

Looking forward, there are general expectations that interest rates will begin to increase in 2011 as the economy continues its recovery and as the Fed seeks to curtail inflationary pressures. However, based on the most recent indications from the Fed, given the level of concern for the recovery of the economy, interest rates are not expected to begin to increase until mid-2011. The surveyed economists by the Wall Street Journal on average expect the unemployment rate to decline slightly to 9.4% by the end of this year from its current 9.7%, and they expect it to continue a slow decline to 8.6% through December 2011.

Market Area Demographics

The following section presents demographic details regarding the Bank’s market area. Table 2.2 displays comparative demographic trends for the two markets (Midland County and Saginaw County) which are believed to be generally representative of the Bank’s markets throughout Michigan, as well as data for the state and national aggregates since 2000. The Saginaw County market area has a total population of approximately 203,000 and thus, represents the largest market area where the Bank has a significant presence on a historical basis. Comparatively, the Midland County market represents small to mid-sized markets with a total population 83,000 people. The demographic data indicates that the Bank’s markets have experienced limited growth or a declining population base from 2000 to 2010. Specifically, Saginaw County shrank over the 2000 to 2010 period at a 0.3% compounded annual rate while Midland County population base remained the stable over the period. The foregoing demographic trends are projected to continue for both Saginaw and Midland counties were modest population shrinkage is projected through 2015. Household growth trends are relatively similar to the population growth trends as growth has been modest over the 2000 to 2010 period while household numbers are expected to remain flat to diminishing modestly over the next five year period.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.7

Table 2.2

Wolverine Bank

Summary Demographic Data

	Year			Growth Rate
	2000	2010	2015	2000-2010	2010-2015
Population (000)
United States	281,422	311,213	323,209	1.0%	0.8%
Michigan	9,938	10,105	10,039	0.2%	-0.1%
Midland County	83	83	82	0.0%	-0.3%
Saginaw County	210	203	197	-0.3%	-0.6%
Households (000)
United States	105,480	116,761	121,360	1.0%	0.8%
Michigan	3,786	3,886	3,872	0.3%	-0.1%
Midland County	32	33	32	0.3%	-0.2%
Saginaw County	80	78	76	-0.3%	-0.5%
Median Household Income ($)
United States	42,164	54,442	61,189	2.6%	2.4%
Michigan	44,683	54,719	60,982	2.0%	2.5%
Midland County	45,672	54,244	59,421	1.7%	2.4%
Saginaw County	38,620	47,045	53,602	2.0%	2.8%
Per Capita Income ($)
United States	21,587	26,739	30,241	2.2%	2.5%
Michigan	22,168	26,265	29,640	1.7%	2.4%
Midland County	23,383	27,260	31,237	1.5%	2.8%
Saginaw County	19,438	22,041	24,803	1.3%	2.4%

	<$25,000	$25,000 to $50,000	$50,000+	$100,000+
2010 HH Income Dist. (%)
United States	20.8%	24.7%	35.7%	18.8%
Michigan	20.1%	24.6%	38.3%	17.1%
Midland County	20.3%	23.4%	39.2%	17.1%
Saginaw County	24.9%	28.0%	36.0%	11.2%

Source: SNL Financial.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.8

Income levels in Wolverine’s primary markets of Midland and Saginaw Counties show some disparity. In this regard, the Midland County market reported per capita and median household income levels which approximated the state and national aggregates. The relatively favorable income levels are reflective of the presence of Dow Chemical and Dow Corning and related ancillary businesses which are a source of high paying corporate and managerial jobs. In contrast, per capita and household income levels were below these key aggregates for Saginaw County. Specifically, Midland County’s median household income and per capita income closely approximated the level for the United States and Michigan as of 2010, reporting figures in a range of 99% to 103% of these key aggregates. However Saginaw County does not fare as well, reporting per capita and median household income levels well keeping in a range of 80% to 90% of the state and national averages. The income growth rates for both Saginaw and Midland Counties are generally expected to be above or in line with the growth rate for the United States.

Regional Economy

Manufacturing has been an important sector in Michigan’s regional economy historically. While Michigan is still the leading auto-producing state in the United States, its dominance has diminished as the industry has shifted to other areas of the US where labor is cheaper and, of course, significant market share has been lost to foreign competition. Moreover, while Michigan is still one of the nation’s leading manufacturers of steel, heavy industry as a whole inclusive of the auto industry has been on a steady decline. While light manufacturing of various products remains a mainstay of the local economy, the manufacturers in the Bank’s markets remain subject to competition from other low-cost areas of the U.S. and foreign competition. Agriculture also plays a modest role in Wolverine’s relatively rural market area with the principal agricultural products including dairy, cattle, hay, and corn.

Table 2.3 displays the employment by sector for the State of Michigan and Wolverine’s markets in Midland and Saginaw Counties. Although manufacturing has been on the decline it still comprises one of the largest employment sectors in both of the companies’ markets, placing 2nd and 4th, respectively, with based on respective employment levels of 13.8% and 10.8% for Midland and Saginaw Counties. The shift from manufacturing has been offset by the growth of the services industry which currently is the largest employment sector in both markets and the State of Michigan. The growth in the services sector as well as the wholesale and retail trade employment sector is mirrored nationally and state wide.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.9

Table 2.3

Wolverine Bank

Primary Market Area Employment Sectors

(Percent of Labor Force)

	Location
Employment Sector	Michigan	Midland County	Saginaw County
	(% of Total Employment)
Services	40.5%	35.3%	43.7%
Government	12.3%	7.5%	11.5%
Wholesale/Retail Trade	14.3%	12.6%	16.0%
Finance/Insurance/Real Estate	8.6%	6.6%	7.5%
Manufacturing	11.2%	13.8%	10.8%
Construction	5.0%	8.5%	4.7%
Information	1.4%	1.2%	1.5%
Transportation/Utility	3.0%	1.4%	0.0%
Agriculture	1.2%	1.1%	1.4%
Other	2.4%	11.9%	2.9%

Total	100.0%	100.0%	100.0%

Source: REIS 2008.

An examination of the largest employers in Midland County provides an indication of the importance of Dow Chemical and Dow Corning in the local market. Specifically, Dow Chemical and Dow Corning employ 5,300 and 1,350 employees respectively in Midland County, a portion of which are relatively high paying corporate and managerial positions. Other large employers include MidMichigan Medical Center, Midland County Schools and Chemical Bank. Table 2.4 sets forth details with respect to Midland County’s largest employers.

Saginaw County’s largest employers include several large hospitals including Covenant Health Care (4,129 employees) and St. Mary’s of Michigan (2,200 employees) while the legacy manufacturing base remains important as indicated by the large number of employees at Nexteer Automotive (3,000 employees) while Hemlock Semi-Conductor/Dow Corning which manufacture polycrystalline Silicon, photo-voltaic related silicon based products and medical devices reflect the presence of high technology manufacturing.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.10

Table 2.4

Wolverine Bank

Largest Employers in Midland County

Company	Description	Number of Employees
The Dow Chemical Company	Industrial chemicals/consumer products	5,300
MidMichigan Medical Center - Midland	Complete hospital service	3,200
	Silicones, specialty chemicals, lubricants,
Dow Corning Corporation	silicon, health care products	1,350
Midland Public Schools	Education	1,100
Chemical Bank	Financial services	460
City of Midland	City government	460
	Private university specializing in
	management and entrepreneurial
Northwood University	education	340
County of Midland	County government	330
Quebecor Printing - Pendell Inc.	Commercial and publication printing	325
Meijer	Retail	320
	Engineering, construction, mechanical
Three Rivers Corporation	piping, architectural work	300
Wal-Mart	Retail	300
Bullock Creek Schools	Education	260
Huhtamaki Plastics, Inc.	Plastic containers manufacturer	260

Employee counts are approximate.

Source: Midland Area Chamber of Commerce.

Unemployment Trends

Unemployment in the Bank’s market area varies according to the size and economic composition of the particular markets. Table 2.5 shows comparative unemployment rates for Michigan, as well as for the U.S. and select key Michigan markets served by the Bank. Overall, the unemployment data shows that the Bank’s markets have been impacted by the national recession, notwithstanding the significant presence of Dow Chemical and Dow Corning. In this regard, unemployment rates in Wolverine’s markets as well as the State of Michigan are above the national average of 9.5%. While there has been some improvement in the rate of unemployment over the last twelve months, as reflected in the data, the Bank’s markets continue to be significantly impacted by the recessionary economy and any recovery is expected to be slow and prolonged.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.11

TABLE 2.5

Wolverine Bank

Market Area Unemployment Trends

Region	June 2009 Unemployment	June 2010 Unemployment
United States	9.5%	9.5%
Michigan	15.4	13.1
Midland County	11.0	10.2
Saginaw County	14.6	12.3

Source: SNL Financial, LC.

Market Area Deposit Characteristics

Table 2.6 displays deposit trends for thrifts and commercial banks in the State of Michigan as well as the Bank’s market areas in Midland County and Saginaw County. Within Saginaw County, the Bank’s market share is limited while total deposits for all banks have increased at a 3.5% compounded annual rate over the four year period through June 2009. Commercial banks increased deposits in Saginaw County at an annual rate of 3.4%, while savings institutions deposits increased at rate of 7.1% over the 2005-2009 period. Commercial banks have approximately 98.3% of deposit funds in Saginaw County. Notwithstanding growth of the Saginaw County market overall, the Bank’s deposits declined at a rate of 3.4% annually.

The Midland County market represents the Bank’s historical home market and Wolverine is the only savings institution within the market. The Bank maintains a 13.9% market share of the Midland County market where deposits have increased by a 4.9% compounded annual rate over the four year period through 2009. Wolverine is the only savings institution located in the Midland County market and realized nominal deposit growth of 1.1% annually over the 2005 to 2009 period. Commercial banks, which maintain a dominant 86% market share in Midland County, realized annual deposit growth of 5.6% and thus, gained market share relative to Wolverine.

Importantly, as mentioned in a prior discussion, the Bank is subject to significant competition from credit unions, including the Dow Chemical Employees Credit Union, which hold a significant market share and have some competitive advantages, particularly with respect to their ability to market to Dow employees.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.12

Table 2.6

Wolverine Bank

Deposit Summary

	As of June 30,						Deposit Growth Rate 2005-2009
	2005			2009
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches
	(Dollars In Thousands)						(%)
Deposit Summary
State of Michigan	$139,351,177	100.0%	3,057	$163,767,093	100.0%	3,085	4.1%
Commercial Banks	127,101,867	91.2%	2,794	149,925,636	91.5%	2,803	4.2%
Savings Institutions	12,249,310	8.8%	263	13,841,457	8.5%	282	3.1%

Midland County	$861,793	100.0%	24	$1,044,096	100.0%	23	4.9%
Commercial Banks	722,993	83.9%	21	899,194	86.1%	20	5.6%
Savings Institutions	138,800	16.1%	3	144,902	13.9%	3	1.1%
Wolverine Bank	138,800	16.1%	3	144,902	13.9%	3	1.1%

Saginaw County	$1,733,478	100.0%	66	$1,987,607	100.0%	70	3.5%
Commercial Banks	1,707,530	98.5%	65	1,953,496	98.3%	68	3.4%
Savings Institutions	25,948	1.5%	1	34,111	1.7%	2	7.1%
Wolverine Bank	25,948	1.5%	1	22,593	1.1%	1	-3.4%

Source: FDIC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Wolverine’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of the Bank is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Wolverine, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 110 publicly-traded non-MHC institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Wolverine will be a full public company upon completion of the offering, we considered only full public companies to be viable

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of the Bank. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•	Screen #1 Michigan institutions with assets less than $750 million that are not in MHC form. Just one company met the criteria for Screen #1 and it was included in the Peer Group:

•	First Fed of Northern MI

Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Michigan thrifts.

•

Screen #2 Mid-West institutions with assets less than $750 million and not in MHC form. Fourteen companies met the criteria for Screen #2. We excluded from consideration Central Federal Bancorp of OH due to significant losses (over 3.4% of average assets) recorded during the previous twelve month. We excluded from considerations Jacksonville Bancorp, Inc. of IL due to the recent nature of its second step conversion, which closed in mid-2010. We excluded from consideration Park Bancorp of Chicago IL due to reported non-performing assets in excess of 6% of total assets. And we excluded from consideration two companies that are subject to regulatory enforcement actions: First Bancshares, Inc. of MO (order to cease and desist) and First Franklin Corp of OH (supervisory agreement). We concluded that the characteristics noted above of the excluded companies made them less comparable to Wolverine for purposes of the valuation. The remaining nine institutions from Screen #2 were included in the Peer Group:

•	Central Federal Corp of OH (excluded)

•	Citizens Community Bancorp of WI

•	FFD Financial Corp of Dover OH

•	First Bancshares, Inc of MO (excluded)

•	First Capital, Inc. of IN

•	First Clover Leaf Financial Corp of IL

•	First Franklin Corp of OH (excluded)

•	First Savings Financial Group of IN

•	Jacksonville Bancorp Inc. of IL (excluded)

•	LSB Financial Corp of LaFayette IN

•	North Central Bancshares of IA

•	Park Bancorp of Chicago IL (excluded)

•	River Valley Bancorp of IN

•	Wayne Savings Bancshares of OH

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-West thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Wolverine, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of the Bank’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Wolverine characteristics is detailed below.

•

Citizens Community Bancorp of WI. Citizens Community Bancorp operates through a total of 27 offices in Wisconsin and Minnesota. Reflecting its status as a former credit union, Citizens Community Bancorp’s loan portfolio has the largest proportion of consumer loans in comparison to any of the Peer Group companies although permanent 1-4 family mortgage loans comprise the largest segment of lending. Asset quality ratios are slightly more favorable in relation to the Peer Group average and Citizens Community Bancorp is profitable on a twelve month basis. At June 30, 2010, Citizens Community Bancorp had total assets of $576 million and a tangible equity-to-assets ratio of 8.8%. For the twelve months ended June 30, 2010, Citizens Community Bancorp reported net income of 0.13% of average assets. Citizens Community Bancorp had a market capitalization of $21 million at August 13, 2010.

•

FFD Financial Corp. of OH operates through five retail banking offices in eastern Ohio. The balance sheet reflects a retail orientation as whole loans and deposits comprise a high proportion of interest-earning assets and interest-bearing liabilities in comparison to the Peer Group. Lending efforts are directed primarily toward mortgages, and the portfolio includes a high concentration of non-residential mortgage loans. Asset quality ratios for FFD Financial Corp. were generally more favorable than the Peer Group average, both in terms of the level of NPAs and the coverage ratios. At March 31, 2010, FFD Financial had total assets of $199 million and a tangible equity-to-assets ratio of 9.1%. For the twelve months ended March 31, 2010, FFD Financial reported positive earnings of 0.41% of average assets. FFD Financial had a market capitalization of $14 million at August 13, 2010.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

Table 3.1

Peer Group of Publicly-Traded Thrifts

August 13, 2010

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)		Offices	Fiscal Year	Conv. Date	Stock Price	Market Value
										($)	($Mil)
FCLF	First Clover Leaf Financial Corp of IL	NASDAQ	Edwardsville, IL	Thrift	$591	M	4	12-31	07/06	$5.50	$44
CZWI	Citizens Community Bancorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	$576		27	09-30	11/06	$4.10	$21
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	$494	M	7	09-30	12/08	$13.46	$33
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	$458		13	12-31	01/99	$15.42	$43
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	$452		11	12-31	03/96	$15.05	$20
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	$407		11	03-31	01/03	$7.50	$23
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$395	M	9	12-31	12/96	$15.00	$23
LSBI	LSB Financial Corp of IN	NASDAQ	Lafayette, IN	Thrift	$372	M	5	12-31	02/95	$10.32	$16
FFNM	First Fed of Northern Michigan of MI	NASDAQ	Alpena, MI	Thrift	$227		8	12-31	04/05	$2.72	$8
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	$199	M	5	06-30	04/96	$13.40	$14

NOTES:	(1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

•

First Capital, Inc. of IN operates 13 offices in southern Indiana. First Capital’s asset mixture reflects a relatively high level of cash and investments, a well diversified loan portfolio and funding is derived almost entirely from deposit liabilities. At June 30, 2010, First Capital had total assets of $458 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended June 30, 2010, First Capital reported positive earning with a return on average assets of 0.52%. First Capital had a market capitalization of $43 million at August 13, 2010.

•

First Clover Leaf Financial Corp of IL operates through four retail banking offices in western Illinois in markets adjacent to St. Louis. The balance sheet reflects an above average level of cash and investments and a funding base including moderate use of borrowed funds in addition to deposits. Lending efforts are relatively well diversified, and the portfolio includes a high concentration of non-residential mortgage loans. Asset quality ratios for First Clover Leaf Financial were generally less favorable than the Peer Group average in terms of the level of NPAs. At March 31, 2010, First Clover Leaf Financial had total assets of $591 million and a tangible equity-to-assets ratio of 11.2%. For the twelve months ended March 31, 2010, First Clover Leaf Financial reported a net loss of 1.48% of average assets, attributable to the write-off of impaired goodwill. First Clover Leaf Financial had a market capitalization of $44 million at August 13, 2010.

•

First Fed of Northern Michigan of MI, the only Michigan based institution in the Peer Group, operates through eight retail banking offices in northern Michigan. First Fed’s balance sheet reflects an above average level of cash and investments and a funding base that includes the largest reliance on borrowings among the Peer Group companies. Asset quality ratios for First Fed reflect a relatively high level of NPAs and relatively low reserve coverage. As a result of deteriorating asset quality, First Fed established significant provisions for loan losses during the trailing twelve month period. At June 30, 2010, First Fed had total assets of $227 million and a tangible equity-to-assets ratio of 10.0%. For the twelve months ended March 31, 2010, First Fed reported a net loss of 2.73% of average assets, attributable to the aforementioned establishment of provisions. First Fed had a market capitalization of $8 million at August 13, 2010.

•

First Savings Financial Group of Indiana operates 14 branch offices in southern Indiana, including 7 newly-acquired offices with an acquisition completed in September 2009. First Savings Financial Group, Inc. maintains loans and deposits/assets ratios which are comparable to the Peer Group averages while the loan portfolio composition reflects a higher proportion of residential mortgage loans. The ROA modestly exceeds the Peer Group medians with the higher earnings reflecting the benefit of the September 2009 acquisition and a relatively strong level of net interest income. At March 31, 2010, First Savings Financial Group had total assets of $494 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended March 31, 2010, First Savings Financial Group reported a return on average assets of 0.51%. First Savings Financial Group had a market capitalization of $33 million at August 13, 2010.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

•

LSB Bancorp, Inc. of IN operates through a total of 5 branches in and near Lafayette, Indiana, which is situated in western Indiana. The asset investment strategy is directed toward whole mortgage loans as balances of cash, investments and MBS are limited in comparison to the Peer Group. The loan portfolio reflects a sizeable investment in commercial mortgage loans. Notwithstanding the significant investment in high risk-weight loans and the associated strong asset yields, LSB Bancorp’s ROA is below the Peer Group medians as a result of high funding costs and loan loss provisions, both of which are above the Peer Group median. Asset quality ratios are generally less favorable for LSB Bancorp, both in terms of the level of NPAs and reserve coverage as a percent of NPLs and NPAs – all were key factors in the LSB Bancorp’s higher loan loss provisions. At March 31, 2010, LSB Bancorp reported total assets of $372 million and a tangible equity-to-assets ratio of 9.2%. For the twelve months ended March 31, 2010, LSB Bancorp reported a return on average assets of 0.18%. LSB Bancorp had a market capitalization of $16 million at August 13, 2010.

•

North Central Bancshares, of IA operates through eleven retail banking offices in northern Iowa. The balance sheet reflects a diversified allocation of assets and a moderate reliance on borrowings for funding. North Central Bancshares’ lending strategy is focused on mortgage lending, with concentrations in both 1-4 family and non-residential mortgage loans. North Central Bancshares operates profitably, and its income statement includes above average levels of non-interest income and non-interest expense. Asset quality ratios for North Central Bancshares were generally less favorable than the Peer Group average in terms of the level of NPAs. At June 30, 2010, North Central Bancshares had total assets of $452 million and a tangible equity-to-assets ratio of 10.8%. For the twelve months ended June 30, 2010, North Central Bancshares reported net income equal to 0.44% of average assets. North Central Bancshares had a market capitalization of $20 million at August 13, 2010.

•

River Valley Bancorp of IN operates 9 branch offices in southern Indiana. River Valley Bancorp maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are supplemented with borrowings at levels above the Peer Group average. Asset quality is relatively comparable to the Peer Group. River Valley Bancorp’s ROA is above the Peer Group median, supported by a high level of non-interest income and a favorable operating expense ratio in comparison to the Peer Group average. At March 31, 2010, River Valley Bancorp reported total assets of $395 million and a tangible equity-to-assets ratio of 7.9%. For the twelve months ended March 31, 2010, River Valley Bancorp reported earnings of 0.48% of average assets. River Valley Bancorp had a market capitalization of $23 million at August 13, 2010.

•

Wayne Savings Bancshares of OH operates 11 branches in central Ohio. The asset structure reflects a relatively lower proportion of loans/assets, with the majority of loans invested in 1-4 family loans inclusive of an investment in MBS. In comparison to the Peer Group average, deposits funded a greater proportion of the balance sheet and borrowed funds were employed to a lesser extent. Wayne Savings Bancshares maintained a ratio of NPAs which was modestly below the average and median for the Peer Group which facilitated an above

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

average ROA. At June 30, 2010, Wayne Savings Bancshares had total assets of $407 million and a tangible equity-to-assets ratio of 8.9%. For the twelve months ended June 30, 2010, Wayne Savings Bancshares reported net income equal to 0.58% of average assets, the largest ROA among the Peer Group companies. Wayne Savings Bancshares had a market capitalization of $23 million at August 13, 2010.

In aggregate, the Peer Group companies maintained a slightly higher level of tangible equity than the industry medians (9.3% of assets versus 9.0% for all public companies) and generated more favorable levels of profitability as a percent of average assets (core net income of 0.30% versus 0.19% for all public companies). The Peer Group traded at lower ratios than the industry overall for P/TB ratios and at comparable levels for core P/E multiples.

	Medians - All Publicly-Traded		Medians Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$959		$430
Market capitalization ($Mil)	$60		$22
Tangible equity/assets (%)	8.97%		9.29%
Core return on average assets (%)	0.19		0.30
Core return on average equity (%)	1.61		3.35

Pricing Ratios (Averages)(1)
Core price/earnings (x)	16.54	x	16.54	x
Price/tangible book (%)	74.41%		65.25%
Price/assets (%)	6.87		5.62

(1)	Based on market prices as of August 13, 2010.

Ideally, the Peer Group companies would be comparable to Wolverine in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to the Bank, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Bank and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank’s and the Peer Group’s ratios reflect balances as of June 30, 2010, unless indicated otherwise for the Peer Group companies.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash & Equi- valents	MBS & Invest	BOLI	Loans	Depo- sits	Borro- wed Funds	Subd. Debt	Net Worth	Good- will & Intang	Tng Net Worth	Assets	MBS, Cash & Invest- ments	Loans	Depo- sits	Borr- ows. & Sub- debt	Net Worth	Tng Net Worth	Tang- ible	Core	Reg. Cap.
Wolverine Bank
June 30, 2010	7.6%	10.8%	0.0%	76.9%	57.2%	27.5%	0.0%	13.5%	0.0%	13.5%	0.71%	37.36%	-6.87%	6.13%	-7.61%	-7.25%	-7.25%	13.49%	13.49%	20.24%

All Public Companies
Averages	5.9%	20.4%	1.4%	67.4%	72.2%	14.3%	0.5%	11.7%	0.9%	10.8%	4.56%	13.52%	1.35%	8.70%	-14.49%	2.03%	1.88%	11.07%	10.99%	18.50%
Medians	4.7%	18.4%	1.4%	68.7%	73.5%	12.6%	0.0%	10.3%	0.0%	10.3%	2.40%	6.52%	-0.34%	5.77%	-12.37%	1.94%	1.49%	9.73%	9.60%	15.70%

State of MI
Averages	4.6%	16.0%	0.3%	67.3%	63.2%	23.5%	1.0%	9.0%	0.2%	8.8%	-10.19%	5.51%	-18.25%	-9.74%	-14.30%	-0.91%	-0.78%	9.34%	9.34%	14.91%
Medians	4.6%	16.0%	0.3%	67.3%	63.2%	23.5%	1.0%	9.0%	0.2%	8.8%	-10.19%	5.51%	-18.25%	-9.74%	-14.30%	-0.91%	-0.78%	9.34%	9.34%	14.91%

Comparable Group
Averages	4.2%	15.9%	1.0%	74.2%	76.1%	12.8%	0.2%	10.1%	0.7%	9.4%	-0.15%	5.87%	-1.79%	5.16%	-20.97%	0.94%	0.41%	9.22%	9.22%	13.90%
Medians	3.3%	17.7%	1.1%	72.1%	76.4%	12.4%	0.0%	10.1%	0.4%	9.2%	0.84%	7.39%	-3.14%	4.98%	-19.28%	1.99%	1.64%	9.25%	9.25%	14.60%

Comparable Group
CZWI Citizens Community Bancorp Inc of WI	7.0%	8.9%	0.0%	79.0%	76.5%	13.0%	0.0%	9.8%	1.1%	8.7%	5.43%	-3.74%	7.19%	20.53%	-37.83%	0.97%	1.78%	9.60%	9.60%	10.60%
FFDF FFD Financial Corp of Dover OH	3.0%	5.4%	0.0%	88.6%	82.4%	7.6%	0.0%	9.1%	0.0%	9.1%	5.69%	-30.33%	10.12%	8.11%	-12.33%	1.49%	1.49%	NA	NA	NA
FCAP First Capital, Inc. of IN	2.8%	23.5%	1.2%	67.4%	81.0%	8.2%	0.0%	10.5%	1.2%	9.3%	1.92%	18.96%	-3.76%	4.98%	-20.17%	2.51%	3.03%	9.02%	9.02%	14.70%
FCLF First Clover Leaf Financial Corp of IL	8.2%	17.3%	0.0%	68.8%	75.0%	10.7%	0.7%	13.1%	2.2%	10.9%	-7.47%	-13.94%	-3.70%	-3.35%	-19.28%	-16.59%	-8.03%	NA	NA	NA
FFNM First Fed of Northern Michigan of MI	2.4%	18.1%	0.6%	72.4%	69.5%	19.1%	0.0%	10.4%	0.3%	10.1%	-5.64%	17.68%	-9.94%	-2.73%	-6.14%	-20.51%	-20.25%	9.34%	9.34%	14.91%
FSFG First Savings Financial Group of IN	2.7%	19.0%	1.1%	71.8%	73.3%	15.3%	0.0%	10.9%	1.7%	9.2%	NM	NM	NM	NM	NM	4.11%	-12.22%	NA	NA	NA
LSBI LSB Financial Corp of IN	3.7%	4.0%	1.8%	86.5%	78.2%	11.8%	0.0%	9.2%	0.0%	9.2%	-3.10%	-32.14%	-0.27%	5.54%	-38.46%	0.06%	0.06%	9.15%	9.15%	12.99%
FFFD North Central Bancshares of IA	5.6%	9.3%	1.2%	78.2%	76.2%	12.1%	0.0%	10.8%	0.0%	10.8%	-1.89%	69.32%	-10.09%	4.02%	-29.07%	3.40%	3.40%	10.00%	10.00%	15.70%
RIVR River Valley Bancorp of IN	4.8%	20.8%	2.1%	69.2%	71.4%	18.0%	1.8%	7.9%	0.0%	7.9%	2.88%	19.60%	-2.52%	7.43%	-16.09%	25.35%	25.38%	NA	NA	NA
WAYN Wayne Savings Bancshares of OH	2.0%	32.7%	1.7%	59.8%	77.0%	12.7%	0.0%	9.3%	0.5%	8.8%	0.84%	7.39%	-3.14%	1.88%	-9.38%	8.62%	9.46%	8.20%	8.20%	14.50%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

Wolverine’s equity-to-assets ratio of 13.5% was above the Peer Group’s average net worth ratio of 10.1%. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 13.5% and 9.4%, respectively. The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will substantially exceed the Peer Group’s ratio. The increase in Wolverine’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity. Both Wolverine’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Wolverine and most of the Peer Group. The Bank’s loans-to-assets ratio of 76.9% was approximately equal to Peer Group’s average ratio of 74.2%. The Bank’s combined ratio of cash, MBS and investments of 18.4% of assets was slightly lower than the Peer Group’s average ratio of 20.1%. Overall, Wolverine’s interest-earning assets amounted to 95.3% of assets, which approximated the comparable Peer Group ratio of 94.3%. The Bank’s advantage in interest-earning assets was supported by zero balances of bank-owned life insurance (“BOLI”) and goodwill/intangible assets while the Peer Group reported average balances of BOLI and goodwill/intangibles of 1.0% and 0.7%, respectively.

Wolverine’s funding liabilities reflected a funding strategy that was less reliant on deposits than the Peer Group. Specifically, the Bank’s deposits equaled 57.2% of assets as compared to the Peer Group ratio of 76.1%. The Bank’s lower proportion of deposits corresponded to a greater reliance on borrowings, which were measured at 27.5% of assets for the Bank versus 13.0% of assets for the Peer Group (Peer Group figures reflect 0.2% of assets in the form of subordinated debt). Overall, the Bank’s reliance on interest-bearing liabilities was 84.7% of assets versus a comparable ratio of 89.1% for the Peer Group. The Bank enjoys this lower level of interest-bearing liabilities because of its stronger capital level.

A key measure of balance sheet strength for a savings institution is its IEA/IBL ratio. Presently, the Bank’s IEA/IBL ratio is higher and stronger than the Peer Group’s ratio, based on IEA/IBL ratios of 112.5% and 105.8%, respectively. The additional capital realized from stock

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

proceeds should serve to provide Wolverine with an IEA/IBL ratio that further exceeds the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Wolverine’s and the Peer Group’s growth rates are based on annual growth rates for the twelve months ended June 30, 2010, respectively. Wolverine recorded asset growth of 0.7%, which slightly exceeded the Peer Group’s asset shrinkage of 0.2% although neither the Bank nor the Peer Group exhibited significant asset growth. Although Wolverine’s overall balance sheet did not experience significant growth, the components of total assets changed dramatically over the past twelve months as total loans declined at a rate of 6.9% and total cash and investments increased by 37.4%. The Peer Group exhibited similar trends in the key components of total assets, although the percentage changes were not as significant.

Asset growth for Wolverine was funded with a 6.1% increase in deposits, which also funded a 7.6% reduction in borrowings. Similarly, the Peer Group recorded deposit growth of 5.2%, part of which was used to fund a 21.0% decrease in borrowings. The Bank’s net worth decreased at an annualized rate of 7.2% during the period, which was mostly related to the establishment of loan loss reserves and one-time expenses. Comparatively, the Peer Group’s positive net worth growth of 0.9% was attributable to generally positive net income net of dividends being paid by most of the Peer Group companies. The Bank’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, which would be implemented pursuant to regulatory limitations and guidelines, could also potentially slow the Bank’s capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group. The Bank’s and the Peer Group’s ratios are based on earnings for the twelve months ended June 30, 2010, unless otherwise indicated for the Peer Group companies. Wolverine and the Peer Group reported net income to average assets ratios of negative 1.36% and negative 0.09%, respectively. Wolverine’s trailing twelve month net income was less attractive in several key areas of the income statement. Specifically, Wolverine recorded a lower level of net interest income, greater loan loss provisions, and a lower level of non-interest operating income – all of which contributed to the Bank’s earnings disadvantage.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2010

	Net Interest						Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
	Net Income	Income	Expense	Nil	Loss Provis. on IEA	Nil After Provis.	Loan Fees	R.E Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTEEmp.	MEMO: Effe- ctive Tax Rate
Wolverine Bank
June 30, 2010	-1.36%	5.03%	2.53%	2.50%	1.67%	0.83%	0.00%	0.00%	0.13%	0.13%	2.21%	0.00%	-0.81%	0.00%	5.07%	2.73%	2.34%	$5,059	33.88%

All Public Companies
Averages	-0.07%	4.75%	1.78%	2.98%	0.92%	2.05%	0.03%	-0.06%	0.77%	0.73%	2.76%	0.06%	0.04%	0.01%	5.08%	2.04%	3.04%	$5,927	31.84%
Medians	0.27%	4.82%	1.75%	3.02%	0.52%	2.36%	0.00%	-0.01%	0.55%	0.51%	2.69%	0.00%	0.03%	0.00%	5.10%	2.04%	3.08%	$4,868	32.39%

State of Ml
Averages	-3.03%	4.57%	2.32%	2.25%	2.68%	-0.43%	0.57%	0.00%	0.10%	0.67%	3.95%	0.06%	1.26%	0.00%	5.09%	2.58%	2.51%	$3,405	NM
Medians	-3.03%	4.57%	2.32%	2.25%	2.68%	-0.43%	0.57%	0.00%	0.10%	0.67%	3.95%	0.06%	1.26%	0.00%	5.09%	2.58%	2.51%	$3,405	NM

Comparable Group
Averages	-0.09%	5.06%	1.87%	3.19%	0.84%	2.36%	0.01%	-0.04%	0.74%	0.71%	2.86%	0.19%	0.07%	0.00%	5.36%	2.10%	3.26%	$3,969	20.17%
Medians	0.46%	5.05%	1.90%	3.28%	0.68%	2.58%	0.00%	-0.02%	0.61%	0.61%	2.84%	0.02%	0.10%	0.00%	5.42%	2.19%	3.40%	$3,481	18.48%

Comparable Group
CZWI Citizens Community Bancorp Inc of Wl	0.13%	5.76%	2.16%	3.60%	0.69%	2.92%	0.06%	0.00%	0.31%	0.38%	2.80%	0.06%	-0.21%	0.00%	6.07%	2.41%	3.66%	$2,941	41.38%
FFDF FFD Financial Corp of Dover OH	0.48%	5.28%	2.00%	3.29%	0.20%	3.09%	0.00%	-0.02%	0.31%	0.29%	2.77%	0.00%	0.17%	0.00%	5.43%	2.23%	3.21%	NM	32.49%
FCAP First Capital, Inc. of IN	0.52%	4.91%	1.54%	3.37%	0.61%	2.76%	0.00%	0.00%	0.66%	0.66%	2.90%	0.02%	0.11%	0.00%	5.24%	1.73%	3.51%	$3,343	15.02%
FCLF First Clover Leaf Financial Corp of IL	-1.48%	4.52%	1.91%	2.60%	0.95%	1.65%	0.00%	-0.03%	0.30%	0.27%	1.64%	1.61%	-0.05%	0.00%	4.78%	2.23%	2.56%	$7,483	2.31%
FFNM First Fed of Northern Michigan of Ml	-2.73%	5.01%	1.77%	3.24%	2.69%	0.56%	0.00%	0.00%	1.01%	1.01%	3.94%	0.12%	0.21%	0.00%	5.41%	2.01%	3.41%	$2,609	NM
FSFG First Savings Financial Group of IN	0.51%	5.09%	1.35%	3.74%	0.42%	3.32%	0.00%	-0.02%	0.57%	0.55%	3.00%	0.04%	-0.04%	0.00%	5.43%	1.57%	3.86%	$3,481	18.48%
LSBI LSB Financial Corp of IN	0.18%	5.19%	2.27%	2.92%	0.82%	2.10%	0.00%	-0.07%	0.89%	0.82%	2.87%	0.00%	0.21%	0.00%	5.48%	2.52%	2.96%	$3,954	11.35%
FFFD North Central Bancshares of IA	0.44%	5.17%	1.89%	3.29%	0.90%	2.39%	0.00%	-0.19%	2.01%	1.82%	3.68%	0.00%	0.09%	0.00%	5.53%	2.14%	3.39%	$3,451	28.21%
RIVR River Valley Bancorp of IN	0.48%	4.88%	2.29%	2.59%	0.68%	1.91%	0.00%	0.00%	0.82%	0.82%	2.32%	0.00%	0.18%	0.00%	5.15%	2.49%	2.66%	$4,650	10.70%
WAYN Wayne Savings Bancshares of OH	0.58%	4.83%	1.53%	3.30%	0.41%	2.88%	0.00%	-0.05%	0.47%	0.47%	2.67%	0.02%	0.08%	0.00%	5.10%	1.70%	3.40%	$3,808	21.63%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

Although interest income versus the peer group was comparable (5.03% of average assets versus 5.06% for the Peer Group), the Bank’s lower net interest margin was attributable primarily to a higher ratio of interest expense to average assets (2.53% of average assets versus 1.87% for the Peer Group). The Bank’s higher interest expense ratio was supported by a higher cost of funds (2.73% versus 2.10% for the Peer Group) which is attributable to Wolverine’s greater concentration of higher-cost borrowings. Overall, Wolverine and the Peer Group reported net interest income to average assets ratios of 2.50% and 3.19%, respectively.

In another key area of core earnings strength, the Bank maintained a lower level of operating expenses than the Bank (2.21% and 2.86% of average assets, respectively). The Bank’s lower operating expense ratio is reflective of the higher ratio of assets per full time equivalent employees ($5.1 million for the Bank compared to $4.0 million for the Peer Group). On a post-offering basis, the Bank’s operating expenses can be expected to increase due to addition of stock benefit plans and certain expenses that result from being a publicly-traded company. At the same time, Wolverine’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds. When viewed together, net interest income and operating expenses provide considerable insight into an institution’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. Expense coverage ratios (net interest income divided by operating expenses) posted by Wolverine and the Peer Group equaled 1.13x and 1.12x, respectively. In this regard, as measured by their expense coverage ratios, the Bank’s earnings strength was comparable to the Peer Group.

Sources of non-interest operating income provided a smaller contribution to the Bank’s earnings, and totaled 0.13% of average assets compared to 0.71% for the Peer Group. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Wolverine’s efficiency ratio of (operating expenses divided by the sum of non-interest operating income and net interest income) of 83.8% was less favorable than the Peer Group’s ratio of 73.3%.

Loan loss provisions had a larger impact on the Bank’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 1.67% and 0.84% of average assets, respectively. The relatively high level of loan provisions established by the Bank was a primary cause of the net loss recorded for the twelve month period. Provisions for loan losses are not projected to recur at recent historical levels for Wolverine. Similarly, non-operating

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

losses had a larger impact on the Bank’s earnings, as measured at negative 0.81% and positive 0.07% of average assets, respectively. Non-operating losses for the Bank included termination of the pension plan and fraud related expenses. Typically, gains and losses generated from the sale of assets and one-time items are viewed as earnings with a relatively high degree of volatility and are not considered to be part of an institution’s core operations. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

Taxes had a larger impact on the Bank’s earnings, as the Bank and the Peer Group posted effective tax rates of 33.9% and 20.2%, respectively. As indicated in the prospectus, the Bank’s effective marginal tax rate is equal to 34.0%.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions. The Bank’s loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and MBS than the Peer Group (27.1% of assets versus 43.6% of assets for the Peer Group). The primary area of loan diversification for both the Bank and the Peer Group was commercial real estate and multi-family lending, with the Bank deploying 43.6% of total assets into non-residential mortgages versus 24.0% for the Peer Group. Other areas of diversification for the Bank and the Peer Group were comparable, with construction and land loans comprising 3.4% and 3.8% of assets, respectively, for Wolverine and the Peer Group; commercial business loans comprising 3.4% and 5.1%, respectively, for the Bank and the Peer Group; and consumer loans (including home equity loans) comprising 3.7% and 5.5% of assets, respectively, for Wolverine and the Peer Group.

Overall, Wolverine maintained a greater level of diversification away from residential lending, which translated into a slightly higher risk weighted assets-to-assets ratio compared to the Peer Group’s ratio (71.2% versus 68.2% for the Peer Group).

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of June 30, 2010

		Portfolio Composition as a Percent of Assets
Institution		MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Wolverine Bank		0.00%	27.07%	3.45%	43.62%	3.41%	3.67%	71.17%	$0	$0
All Public Companies
Averages		11.90%	34.59%	4.72%	22.08%	4.62%	2.19%	64.90%	$634,120	$5,337
Medians		10.03%	34.74%	3.29%	20.70%	3.52%	0.50%	64.11%	$45,125	$202
State of Ml
Averages		6.30%	44.01%	3.53%	15.54%	4.43%	0.84%	62.90%	$25,263,615	$237,808
Medians		6.30%	44.01%	3.53%	15.54%	4.43%	0.84%	62.90%	$25,263,615	$237,808
Comparable Group
Averages		6.91%	36.67%	3.77%	24.00%	5.14%	5.53%	68.18%	$68,375	$478
Medians		6.59%	35.98%	4.52%	24.73%	4.86%	2.03%	69.75%	$81,855	$583
Comparable Group
CZWI	Citizens Community Bancorp Inc of Wl	7.86%	44.53%	0.00%	0.03%	0.00%	34.70%	92.85%	$0	$0
FFDF	FFD Financial Corp of Dover OH	0.14%	34.50%	0.80%	43.10%	9.74%	3.05%	81.25%	$94,080	$655
FCAP	First Capital, Inc. of IN	5.90%	37.48%	4.24%	14.87%	5.76%	5.46%	63.48%	$280	$0
FCLF	First Clover Leaf Financial Corp of L	2.11%	25.03%	6.13%	27.34%	9.02%	1.01%	72.05%	$72,480	$696
FFNM	First Fed of Northern Michigan of Ml	8.80%	39.76%	5.15%	23.73%	3.91%	1.01%	67.77%	$142,020	$802
FSFG	First Savings Financial Group of IN	8.21%	42.04%	4.80%	15.71%	5.38%	4.50%	28.24%	$540	$0
LSBI	LSB Financial Corp of IN	0.85%	33.65%	7.07%	42.19%	4.35%	0.38%	77.92%	$125,750	$1,133
FFFD	North Central Banes hares of IA	2.84%	44.87%	1.94%	30.18%	0.46%	3.71%	68.99%	$125,440	$704
RIVR	River Valley Bancorp of IN	7.28%	30.92%	7.23%	25.72%	4.24%	1.00%	70.51%	$91,230	$511
WAYN	Wayne Savings Bancshares of OH	25.10%	33.93%	0.31%	17.16%	8.50%	0.50%	58.71%	$31,930	$281

Source: SNL Financial LC. and RF® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Credit Risk

As shown in Table 3.5, the Bank’s ratios of NPAs to assets and NPLs to loans equaled 3.80% and 4.25%, respectively, significantly higher than the Peer Group’s measures of 2.56% and 2.80%. Offsetting this disadvantage, the Bank’s ratio of loss reserves to NPLs of 95.1% exceeded the Peer Group’s comparable loss coverage ratio of 54.1% and loss reserves maintained as percent of net loans receivable equaled 4.04% for the Bank, versus 1.36% for the Peer Group. Over the trailing twelve month period, the Bank realized a net recovery of charge-offs equal to 0.14% of loans as compared to net charge-offs of 0.65% for the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Wolverine’s interest rate risk characteristics were considered to be slightly more favorable relative to the comparable measures for the Peer Group. Most notably, the Bank’s tangible equity-to-assets ratio and IEA/IBL ratio were higher than the comparable Peer Group ratios, and the Bank’s level of non-interest earning assets was higher than the Peer Group’s ratio. On a pro forma basis, the infusion of stock proceeds should serve to increase the Bank’s comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, with respect to the increases that will be realized in Company’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Wolverine and the Peer Group. In general, the more significant fluctuations in the Bank’s ratios implied that the interest rate risk associated with the Bank’s net interest income was comparable to the Peer Group, on average, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Wolverine’s assets and the proceeds will be substantially deployed into interest-earning assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2010 or Most Recent Date Available

Institution		REO/ Assets	NPAS& 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Wolverine Bank		0.33%	3.80%	4.25%	4.04%	95.11%	86.86%	$(362)	-0.15%
All Public Companies
Averages		0.47%	3.69%	4.36%	1.59%	66.53%	51.04%	$1,556	0.66%
Medians		0.19%	2.63%	3.26%	1.35%	45.44%	39.86%	$573	0.25%
State of Ml
Averages		1.38%	NA	16.02%	3.81%	35.90%	NA	$957	2.25%
Medians		1.38%	NA	16.02%	3.81%	35.90%	NA	$957	2.25%
Comparable Group
Averages		0.38%	2.56%	2.80%	1.36%	54.06%	45.38%	$709	0.65%
Medians		0.31%	1.80%	2.57%	1.24%	52.78%	40.91%	$385	0.41%
Comparable Group
CZWI	Citizens Community Bancorp Inc of Wl	0.02%	1.79%	2.01%	0.75%	37.42%	33.34%	$775	0.69%
FFDF	FFD Financial Corp of Dover OH	0.00%	1.12%	1.25%	1.09%	86.72%	86.72%	$176	0.39%
FCAP	First Capital, Inc. of IN	0.19%	1.55%	1.91%	1.26%	66.33%	55.75%	$1,511	1.93%
FCLF	First Clover Leaf Financial Corp of L	0.35%	2.99%	3.48%	1.54%	44.28%	36.06%	$367	0.35%
FFNM	First Fed of Northern Michigan of Ml	1.32%	4.40%	4.18%	1.87%	44.66%	31.29%	$957	2.25%
FSFG	First Savings Financial Group of IN	0.28%	1.65%	1.96%	1.21%	60.90%	52.53%	$391	0.44%
LSBI	LSB Financial Corp of IN	0.48%	5.09%	4.67%	1.26%	27.07%	21.76%	$50	0.06%
FFFD	North Central Bancshares of IA	0.56%	3.55%	3.73%	2.48%	66.53%	56.02%	$378	0.42%
RIVR	River Valley Bancorp of IN	0.00%	1.81%	3.12%	0.93%	34.77%	34.52%	$2,473	0.00%
WAYN	Wayne Savings Bancshares of OH	0.59%	1.61%	1.70%	1.22%	71.93%	45.76%	$7	0.01%

Source: SNL Financial LC. and RF® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.17

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of June 30, 2010 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income
Institution		Tang. Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
		(%)	(%)	(%)	(change in net interest income is annualized i in basis points )
Wolverine Bank		13.5%	112.5%	4.7%	-1	-11	-14	-6	0	-5
All Public Companies		10.9%	107.8%	6.4%	1	5	6	8	0	-1
State of Ml		8.9%	100.2%	12.1%	15	3	-2	-7	7	16
Comparable Group
Averages		9.4%	105.8%	5.7%	5	14	4	11	7	2
Medians		9.2%	105.4%	5.8%	8	13	6	10	13	5
Comparable Group
CZWI	Citizens Community Bancorp Inc of Wl	8.7%	106.0%	5.1%	8	26	18	6	23	8
FFDF	FFD Financial Corp of Dover OH	9.1%	107.8%	3.0%	NA	31	-3	1	0	-30
FCAP	First Capital, Inc. of IN	9.3%	105.0%	6.3%	15	37	-20	8	-6	0
FCLF	First Clover Leaf Financial Corp of IL	10.9%	109.1%	5.7%	NA	11	7	20	-14	14
FFNM	First Fed of Northern Michigan of Ml	10.1%	104.9%	7.1%	15	31	-14	9	16	16
FSFG	First Savings Financial Group of IN	9.2%	105.5%	6.5%	NA	2	NA	NA	20	13
LSBI	LSB Financial Corp of IN	9.2%	104.7%	5.8%	NA	14	21	15	15	-10
FFFD	North Central Banes hares of IA	10.8%	105.4%	6.9%	-11	-3	6	21	22	7
RIVR	River Valley Bancorp of IN	7.9%	103.9%	5.2%	NA	11	6	10	-14	-4
WAYN	Wayne Savings Bancshares of OH	8.8%	105.4%	5.5%	-2	-19	11	10	11	2

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP9 Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.18

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, loan composition and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Wolverine’s operations and financial condition; (2) monitor Wolverine’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Wolverine’s value, or Wolverine’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

•

Overall A/L Composition. In comparison to the Peer Group, the Bank’s interest-earning asset composition showed a comparable concentration of loans and investments as percents of total assets. The Bank reflected more diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a lower yield earned on interest-earning assets (due to the extremely short-term and low yield nature of cash and investments) and a slightly higher risk weighted assets-to-assets ratio. Wolverine’s funding composition reflected a lower level of deposits and a higher level of borrowings than the Peer Group averages, which translated into a higher cost of funds for the Bank. Overall, as a result of the Bank’s higher capital level, the Bank enjoyed a higher IEA/IBL ratio than the Peer Group. After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio should further exceed the Peer Group’s ratio. On balance, RP Financial concluded that no adjustment was warranted for this factor.

•

Credit Quality. The Bank’s ratios for non-performing assets and non-performing loans were less favorable than the Peer Group ratios. However, loss reserves as a percent of non-performing loans and as a percent of loans were higher for the Bank. Net loan charge-offs reflected a net recovery for the Bank as compared to net charge-offs for the Peer Group. As noted above, the Bank’s risk weighted assets-to-assets ratio was slightly higher than the Peer Group’s ratio. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition, with the disadvantage in non-performing assets and non-performing loans offset by the Bank’s advantage in reserve levels.

•

Balance Sheet Liquidity. The Bank operated with a slightly lower level of cash and investment securities relative to the Peer Group (18.4% of assets versus 20.1% for the Peer Group). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be less than the Peer Group, given the lower level of borrowings currently funding the Peer Group’s assets. Overall, RP Financial concluded that balance sheet liquidity warranted no adjustment.

•

Funding Liabilities. The Bank’s interest-bearing funding composition reflected a lower concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for the Bank. Total interest-bearing liabilities as a percent of assets were slightly lower for the Bank compared to the Peer Group’s ratio, which was attributable to Wolverine’s higher capital position. Following the stock offering, the increase in the Bank’s capital position will reduce the level of interest-bearing liabilities funding the Bank’s assets. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

•

Capital. The Bank currently operates with a higher tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Wolverine’s pro forma capital position will further exceed the Peer Group’s equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and further reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s more significant capital surplus will likely result in a substantially lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

RP® Financial, LC.	VALUATION ANALYSIS
IV.4

On balance, Wolverine’s balance sheet strength was considered to be comparable to the Peer Group and, thus, no adjustment was applied for the Bank’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Earnings. The Bank’s reported net loss was significantly larger than the Peer Group on an ROAA basis (negative 1.36% of average assets versus negative 0.09% average and 0.46% median for the Peer Group). The Bank recorded less favorable ratios for net interest income, provisions for losses, non-interest income and net non-operating income. Offsetting these negatives somewhat is the Bank’s lower operating expense ratio. Reinvestment of stock proceeds into interest-earning assets will support an increase in net interest income, although reinvestment earnings will be partly offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Bank’s pro forma reported earnings continued to be lower than the Peer Group, and, thus, RP Financial concluded that a moderate downward adjustment was appropriate for the Bank’s reported earnings in our adjustment for profitability, growth and viability of earnings.

•

Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Bank’s and the Peer Group’s core earnings. In these measures, the Bank operated with a lower net interest margin, a lower operating expense ratio and a lower higher of non-interest operating income. The Bank’s lower net interest income ratio was largely offset by the lower operating expense ratio, which translated into a comparable expense coverage ratio (1.13x and 1.12x, respectively). Considering non-interest income as well, the Bank’s efficiency ratio was less favorable than the Peer Group (83.8% versus 73.3%, respectively). Loan loss provisions had a more significant impact on the Bank’s earnings. Overall, the less favorable efficiency ratio coupled with volatility in the loan loss provisions indicate that the Bank’s pro forma core earnings are slightly less favorable when compared to the Peer Group’s core earnings. Therefore, RP Financial concluded that a slight downward adjustment was warranted for the Bank’s core earnings in our adjustment for profitability, growth and viability of earnings.

•

Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated a similar degree of volatility was associated with the Bank’s net interest margin. Other measures of interest rate risk, such as tangible capital and IEA/IBL ratios and the level of non-interest earning assets were more favorable for the Bank. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/IBL ratios that will further exceed the Peer Group ratios, as well as enhance the stability of the Bank’s net interest margin through the reinvestment of stock proceeds into

RP® Financial, LC.	VALUATION ANALYSIS
IV.5

interest-earning assets. On balance, RP Financial concluded that interest rate risk was a modestly positive factor in our adjustment for profitability, growth and viability of earnings.

•

Credit Risk. Loan loss provisions were a larger factor in the Peer Group’s earnings. In terms of future exposure to credit quality related losses, the Bank maintained a higher concentration of assets in high risk-weight loans. Credit quality measures for NPAs and NPLs were less favorable than the Peer Group. And loss reserves as a percent of NPLs and loans were more favorable for the Bank. Overall, RP Financial concluded that credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•

Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank maintained a lower yield-cost spread than the Peer Group, which would tend to support a lower net interest margin going forward for the Bank. Second, the infusion of stock proceeds will provide the Bank with more significant growth potential through leverage than currently maintained by the Peer Group. Overall, earnings growth potential was considered to be a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

•

Return on Equity. Currently, the Bank’s core ROE is lower than the Peer Group ROE. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Bank’s equity, the Bank’s pro forma return on equity on a core earnings basis will continue to be less than the Peer Group return on equity ratio. Accordingly, this was a negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Wolverine’s pro forma earnings strength was considered to be less favorable than the Peer Group and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

The Bank’s asset growth rate was comparable to the Peer Group’s growth rate during the period covered in our comparative analysis (0.71% growth through June 30, 2010 versus 0.15% shrinkage for the Peer Group). Asset growth for the Bank and the Peer Group consisted of lower yielding cash and cash equivalents, which growth was generally offset by shrinkage in loans receivable. The Bank recorded higher growth in cash and investments and a larger reduction in total loans than the Peer Group. Similarly, both the Bank and the Peer Group reported growth in deposits and reductions in total borrowings. On a pro forma basis, the Bank’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank, although most of the growth is projected to occur in lower yielding cash and investments until market conditions improve enough to stimulate demand for the types of high quality loans that the Bank is accustomed to originating. On balance, no adjustment was applied for asset growth.

RP® Financial, LC.	VALUATION ANALYSIS
IV.6

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Wolverine serves customers in communities located in central Michigan. These areas are shrinking in population and households and have experienced diminishing lending opportunities. On a local basis, the Bank competes against significantly two significantly larger institutions, one of which is a credit union with a captive customer base. On a regional basis, the Bank competes with larger institutions that provide a large array of services and have significantly larger branch networks than maintained by Wolverine, and other financial institutions that are focused on the local communities in which they operate.

The Peer Group companies generally operate in suburban and rural markets with more favorable demographic trends (Exhibit III-4 displays market area demographics for the Peer Group) including positive growth in population, higher deposit market shares, and lower unemployment rates. Combined with the negative regional economy centered around the Michigan economy, these factors caused us to conclude that a moderate downward adjustment was appropriate for the Bank’s market area.

5.	Dividends

Seven out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.27% to 5.60%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.80% as of August 13, 2010. As of August 13, 2010, approximately 64% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 3.23%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic

RP® Financial, LC.	VALUATION ANALYSIS
IV.7

conditions. While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $7.8 million to $43.7 million as of August 13, 2010, with average and median market values of $24.3 million and $21.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.0 million to 8.0 million, with average and median shares outstanding of 3.0 million and 2.6 million, respectively. The Bank’s stock offering is expected to have a pro forma market value and shares outstanding that will be within the range of the Peer Group’s averages and medians. Like all ten Peer Group companies, the Bank’s stock will be quoted on the NASDAQ following the stock offering. Overall, we anticipate that the Bank’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Wolverine: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Michigan. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

RP® Financial, LC.	VALUATION ANALYSIS
IV.8

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started the fourth quarter of 2009 with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the Dow Jones industrial Average (“DJIA”) above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve’s commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar’s surge upended stocks in mid-December. Helped by some positive economic data and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.

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Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China held stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. Weak economic data pulled stocks lower at the end of February, although the 2.6% increase in the DJIA for the month of February was its strongest showing since November.

The DJIA moved back into positive territory for 2010 in early-March, as the broader market rallied on a better-than-expected employment report for February. Stocks trended higher through mid-March, with the DJIA closing up for eight consecutive trading sessions. Factors contributing to the eight day winning streak included bullish comments by Citigroup, expectations of continued low borrowing costs following the Federal Reserve’s mid-March meeting that concluded with keeping its target rate near zero and a brightening manufacturing outlook. Following a one day pull back, the positive trend in the broader market continued heading into late-March. Gains in the health-care sector following the passage of health-care legislation, better-than-expected existing home sales in February, first time jobless claims falling more than expected and solid earnings posted by Best Buy all contributed to the positive trend in stocks. The DJIA moved to a 19-month high approaching the end of the first quarter, as oil stocks led the market higher in response to new evidence of global economic strength. Overall, the DJIA completed its best first quarter since 1999, with a 4.1% increase for the quarter.

More signs of the economy gaining strength sustained the positive trend in the broader stock market at the start of the second quarter of 2010. The DJIA closed above 11000 heading into mid-April, based on growing optimism about corporate earnings and a recovering

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economy. Fraud charges against Goldman Sachs halted a six day rally in the market in mid-April, as financial stocks led a one day sell-off in the broader market. The broader stock market generally sustained a positive trend during the second half of April, with encouraging first quarter earnings reports and favorable economic data supporting the gains. Financial stocks pulled the broader stock market lower at the end of April on news of a criminal investigation of Goldman Sachs. The sell-off in the stock market sharpened during the first week of May, largely on the basis of heightened concerns about possible ripple effects stemming from Greece’s credit crisis. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece’s financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe’s credit crisis and an unexpected increase in U.S. jobless claims. China’s promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain’s credit rekindled investors’ fears about Europe’s economy. Overall, it was the worst May for the DJIA since 1940. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery. Weak housing data for May and persistent worries about the global economy pulled stocks lower in late-June. The DJIA closed out the second quarter of 2010 at a new low for the year, reflecting a decline of 10% for the second quarter.

A disappointing employment report for June 2010 extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. Renewed concerns about the economy snapped the seven day winning streak in the DJIA, although losses in the broader stock market were pared on news that Goldman Sachs reached a settlement with the SEC. Stocks slumped heading into the second half of July, as Bank of America and Citigroup reported disappointing second quarter earnings and an early-July consumer confidence report showed that consumers were becoming more pessimistic.

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Favorable second quarter earnings supported a rally in the broader stock market in late-July, with the DJIA moving back into positive territory for the year. Overall, the DJIA was up 7.1% for the month of July, which was its strongest performance in a year.

Better-than-expected economic data helped to sustain the stock market rally at the beginning of August 2010. On August 13, 2010, the DJIA closed at 10303.15, an increase of 10.5% from one year ago and a decrease of 1.2% year-to-date, and the NASDAQ closed at 2173.48, an increase of 9.5% from one year ago and a decrease of 4.2% year-to-date. The Standard & Poor’s 500 Index closed at 1079.25 on August 13, 2010, an increase of 7.5% from one year ago and a decrease of 3.2% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of fourth quarter of 2009. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve’s early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading

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range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to deterioration in credit quality.

Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. Comments by the Federal Reserve Chairman that short-term interest rates were likely to remain low for at least several months helped thrift stocks to ease higher in late-February.

The thrift sector moved higher along with the broader stock market in-early March 2010, aided by the better-than-expected employment report for February. Financial stocks propelled the market higher heading into mid-March on optimism that Citigroup would be able to repay the U.S. Government after a successful offering of trust preferred securities. The Federal Reserve’s recommitment to leaving its target rate unchanged “for an extended period” sustained the positive trend in thrift stocks through mid-March. Thrift stocks bounced higher along with the broader stock market heading into late-March, which was followed by a slight pullback as debt worries sent the yields on Treasury notes higher.

An improving outlook for financial stocks in general, along with positive reports for housing, employment and retail sales, boosted thrift stocks at the start of the second quarter of 2010. A nominal increase in March consumer prices and a strong first quarter earnings report from JP Morgan Chase & Co. supported a broad rally in bank and thrift stocks heading into mid-April, which was followed by a pullback on news that the SEC charged Goldman Sachs with fraud. Thrift stocks generally underperformed the broader stock market during the second half of April, as financial stocks in general were hurt by uncertainty about the progress of financial reform legislation, Greece’s debt crisis and news of a criminal investigation of Goldman

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Sachs. Thrift stocks retreated along the broader stock market in the first week of May, based on fears that the growing debt crisis in Europe could hurt the economic recovery. Likewise, thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then retreated heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then declined along with the broader stock market at the close of May. Some positive economic reports provided a boost to thrift stocks at the start of June, which was followed a sharp decline in the sector on the disappointing employment report for May. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June. Weaker-than-expected housing data for May and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June.

Thrift stocks declined along with the broader stock market at the start of the third quarter of 2010, as home sales in May declined sharply following the expiration of a special tax credit for home buyers. A report showing that home loan delinquencies increased in May further depressed thrift stocks, while the broader market moved higher on more attractive valuations. Financial stocks helped to lead the stock market higher through mid-July, as State Street projected a second quarter profit well above analysts’ forecasts which fueled a more optimistic outlook for second quarter earnings reports for the financial sector. Thrift stocks retreated along with the financial sector in general in mid-July on disappointing retail sales data for June and second quarter earnings results for Bank of America and Citigroup reflecting an unexpected drop in their revenues. Some favorable second quarter earnings reports which reflected improving credit measures helped to lift the thrift sector in late-July and at the beginning of August. On August 13, 2010, the SNL Index for all publicly-traded thrifts closed at 535.6, a decrease of 7.0% from one year ago and a decrease of 8.8% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:

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(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues has experienced mixed results to date in 2010. The number of completed standard conversions has tapered off to three transactions since January 2010 (see Table 4.1). Aftermarket trading prices of recent conversions as of August 13, 2010 indicated a low average increase of 3.4% over the initial offering prices of $10.00, indicating that conversion pricing reflects significant investor uncertainty over stock market trends, credit quality trends, economic trends and financial reform legislation. The after-market pricing for new conversions is an important consideration in the valuations of converting thrifts. Table 4.1 also displays the pricing ratio discounts of recent conversions relative to the pricing ratios of their peer groups, based on the midpoint of the valuation range for the converting institutions. On average, the seven standard conversions to date in 2010 were discounted by 30.9% relative to the average P/TB ratios of their Peer Groups, and were at a premium of 8.8% to the average P/E multiples of their Peer Groups. These discounts, in addition to taking into account the various adjustments for financial condition, earnings and other valuation factors, also reflect the difficulty of marketing conversion stock in light of market uncertainty of the offering and the lack of any trading history in the stock being issued. Based on the current average trading price of these institutions, the discounts applied to the valuations for recent conversions have appropriately reflected market expectations.

C.	The Acquisition Market

Also considered in the valuation was the potential impact of recently completed and pending acquisitions of other thrift institutions operating in Michigan on Wolverine’s stock price. As shown in Exhibit IV-4, there were 9 completed deals and there is one pending deal

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Table 4.1

Standard Conversion Offerings

Completed Closing Dates between January 1, 2010 and August 13, 2010

			Midpoint Pricing Ratios & Multiples
			Converting Thrift		Peer Group		Discount at Midpoint		Price Performance from Initial Trading Date
Transaction	Exchange	Closing Date	P/TB	P/E (1)	P/TB	P/E	P/TB	P/E	1 day	1 week	1 month	13-Aug-10
Peoples Fed Bancshares, Inc. (PEOP)	NASDAQ	07/07/10	56.8%	25.6x	89.6%	14.7x	-36.6%	73.8%	4.0%	6.9%	4.2%	4.0%
Fairmount Bancorp, Inc. (FMTB)	OTC	06/03/10	51.6%	13.9x	67.8%	18.5x	-23.9%	-24.9%	10.0%	20.0%	10.0%	20.0%
Harvard Illinois Bancorp, Inc. (HARI)	OTC	04/09/10	46.8%	NM	79.8%	15.7x	-41.3%	NM	0.0%	0.0%	-1.0%	-32.0%
OBA Financial Services, Inc. (OBAF)	NASDAQ	01/22/10	51.4%	NM	74.7%	13.2x	-31.2%	NM	3.9%	1.1%	3.0%	10.2%
OmniAmerican Bancorp, Inc. (OABC)	NASDAQ	01/21/10	54.0%	NM	74.7%	17.7x	-27.8%	NM	18.5%	13.2%	9.9%	11.2%
Versailles Financial Corp. (VERF)	OTC	01/13/10	43.1%	23.9x	62.7%	30.4x	-31.2%	-21.4%	0.0%	0.0%	0.0%	0.0%
Athens Bancshares, Inc. (AFCB)	NASDAQ	01/07/10	50.1%	14.1x	66.5%	13.1x	-24.6%	7.6%	16.0%	13.9%	10.6%	10.1%
Average			50.5%	19.4x	73.7%	17.6x	-30.9%	8.8%	7.5%	7.9%	5.2%	3.4%
Median			51.4%	19.0x	74.7%	15.7x	-31.2%	-6.9%	4.0%	6.9%	4.2%	10.1%

(1)	Based on core earnings. PE multiples for Peer Group not reported.

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for Michigan bank and thrift acquisitions from the beginning of 2007 through August 13, 2010. To the extent that any acquisition speculation may impact the Bank’s offering, it has largely been taken this into account in the Peer Group pricing. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Wolverine’s stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. In assessing this adjustment, we placed significant weight on the volatility of the stock market generally and the prices of bank and thrift stocks during the month of August 2010. This volatility, combined with the lack of any previous trading history for Wolverine common stock, should be reflected in the adjustment for marketability. Combined with the indicated discounts for conversions completed in 2010 and the limited increases in the aftermarket trading (see Table 4.1), the current volatility in the market suggests an adjustment. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

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9.	Effect of Government Regulation and Regulatory Reform

As a fully-converted OTS regulated financial institution, Wolverine will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings. RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. However, given the negative net income for the Bank on both a reported and core basis, the pro forma P/E ratios were “not meaningful” and this approach was substantially discounted in the final determination of value.

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•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pro forma P/A ratios and the “not meaningful” pricing ratios under the P/E approach. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of August 13, 2010, the pro forma market value of Wolverine’s conversion stock, including the shares sold in the offering and issued to the Foundation, was $29,500,000 at the midpoint, equal to 2,950,000 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment

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of the net proceeds. The Bank’s reported earnings equaled negative $4.3 million for the twelve months ended June 30, 2010. In deriving Wolverine’s core earnings, the only adjustments made to reported earnings were to eliminate loss on termination of the pension plan, the fraud related expenses and the gain on sale for the twelve months ended June 30, 2010. As shown below, on a tax-effected basis, assuming an effective tax rate of 34.0% for the earnings adjustments, the Bank’s core earnings were estimated to equal negative $2.6 million for the twelve months ended June 30, 2010. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income (loss)	$(4,257)
Addback: net non-operating items (1)	2,566
Tax effect at 34%	(872)

Core earnings estimate	$(2,563)

(1)	Gain on sale of $711 thousand, pension terminal expense of $2.6 million, and fraud expense of 357 thousand.

Based on the Bank’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $29.5 million midpoint value equaled negative 6.81x and negative 11.18x, which we concluded were not meaningful (see Table 4.2) and were not applicable to the valuation.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value. Based on the $29.5 million midpoint valuation, the Bank’s pro forma P/B ratio and P/TB ratio equaled 44.56%. In comparison to the average P/B and P/TB ratios for the Peer Group of 59.78% and 64.04%, the Bank’s ratios reflected a discount of 25.5% on a P/B basis and a discount of 30.4% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 57.96% and 65.25%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 23.1% and 31.7%, respectively. At the top of the super range, the Bank’s P/B and P/TB ratio equaled 52.41%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 12.3% and 18.2%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B

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and P/TB ratios at the top of the super range reflected discounts of 9.6% and of 19.7%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the negative “not meaningful” P/E multiples, and finally, we considered the discounts under this approach to be consistent with the level of discounting indicated by conversion transactions completed in 2010, many of which were completed in markets with less volatility than exhibited as of the valuation date for Wolverine.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $29.5 million midpoint of the valuation range, the Bank’s value equaled 8.85% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 5.73%, which implies a premium of 54.4% has been applied to the Bank’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 5.62%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 57.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 13, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $29,500,000 at the midpoint, equal to 2,950,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $25,075,000 and a maximum value of $33,925,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,507,500 at the minimum and 3,392,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,013,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,901,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.

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Table 4.2

Wolverine Bank Versus the Comparables

As of August 13, 2010

		Market Capitalization		Per Share Data							Dividends(4)			Financial Characteristics(6)
		Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	Pricing Ratios(3)					Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core
						P/E	P/B	P/A	P/TB	P/Core								ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Wolverine Bancorp
Maximum, as adjusted		$10.00	$39.01	($0.68)	$19.08	-8.96x	52.41%	11.43%	52.41%	-14.66x	$0.00	0.00%	0.00%	$341	21.80%	21.80%	3.43%	-1.28%	-5.85%	-0.78%	-3.57%
Maximum		$10.00	$33.93	($0.78)	$20.64	-7.81x	48.45%	10.07%	48.45%	-12.80x	$0.00	0.00%	0.00%	$337	20.78%	20.78%	3.48%	-1.29%	-6.20%	-0.79%	-3.78%
Midpoint		$10.00	$29.50	($0.89)	$22.44	-6.81x	44.56%	8.85%	44.56%	-11.18x	$0.00	0.00%	0.00%	$333	19.86%	19.86%	3.52%	-1.30%	-6.55%	-0.79%	-3.99%
Minimum		$10.00	$25.08	($1.05)	$24.86	-5.80x	40.23%	7.61%	40.23%	-9.53x	$0.00	0.00%	0.00%	$329	18.93%	18.93%	3.56%	-1.31%	-6.94%	-0.80%	-4.22%
All Public Companies(7)
Averages		$9.99	$315.95	($0.19)	$13.92	18.35x	70.52%	8.15%	78.48%	17.73x	$0.24	2.08%	31.63%	$2,929	11.07%	10.28%	3.46%	-0.15%	-0.01%	-0.22%	-1.07%
Medians		$9.65	$60.04	$0.23	$13.63	15.83x	68.80%	6.87%	74.41%	16.54x	$0.20	1.76%	0.00%	$959	9.85%	8.97%	2.71%	0.22%	2.40%	0.19%	1.61%
State Of Michigan (No MHCs)(7)
Averages		$2.72	$7.84	($2.33)	$8.15	NM	33.37%	3.46%	34.52%	NM	$0.00	0.00%	NM	$227	10.36%	10.05%	NA	-2.72%	-25.43%	-2.87%	-26.81%
Medians		$2.74	$420.15	($4.97)	$5.47	NM	50.09%	2.93%	50.09%	NM	$0.00	0.00%	NM	$14,333	7.70%	7.70%	NA	-3.33%	NM	-4.99%	NM
Comparable Group Averages
Averages		$10.25	$24.31	$0.18	$16.70	16.93x	59.78%	5.73%	64.04%	16.31	$0.33	2.80%	29.48%	$417	10.09%	9.45%	2.56%	-0.10%	-0.28%	-0.15%	-0.89%
Medians		$11.86	$21.75	$0.71	$17.33	15.57x	57.96%	5.62%	65.25%	16.54	$0.24	3.78%	17.21%	$430	10.07%	9.29%	1.80%	0.40%	3.42%	0.30%	3.35%
Peer Group
CZWI	Citizens Comm Bncorp Inc of Wl	$4.10	$20.96	$0.30	$11.03	27.33	37.17%	3.64%	42.01%	13.67	$0.00	0.00%	0.00%	$576	9.78%	8.76%	1.79%	0.13%	1.38%	0.27%	2.75%
FFDF	FFD Financial Corp of Dover OH	$13.40	$13.55	$0.70	$17.89	14.73	74.90%	6.80%	74.90%	19.14	$0.68	5.07%	74.73%	$199	9.08%	9.08%	1.12%	0.48%	5.13%	0.37%	3.95%
FCAP	First Capital, Inc. of IN	$15.42	$42.99	$0.73	$17.13	18.14	90.02%	9.39%	101.78%	21.12	$0.72	4.67%	NM	$458	10.45%	9.36%	1.55%	0.52%	5.05%	0.45%	4.34%
FCLF	First Clover Leaf Fin Cp of IL	$5.50	$43.74	($1.09)	$9.72	NM	56.58%	7.40%	67.73%	NM	$0.24	4.36%	NM	$591	13.08%	11.16%	2.99%	-1.47%	-10.95%	-1.43%	-10.65%
FFNM	First Fed of N. Michigan of Ml	$2.72	$7.84	($2.33)	$8.15	NM	33.37%	3.46%	34.52%	NM	$0.00	0.00%	NM	$227	10.36%	10.05%	4.40%	-2.72%	-25.43%	-2.87%	-26.81%
FSFG	First Savings Fin. Grp. of IN	$13.46	$32.51	$0.87	$22.39	16.41	60.12%	6.58%	71.29%	15.47	$0.00	0.00%	0.00%	$494	10.94%	9.39%	1.65%	0.51%	3.75%	0.54%	3.98%
LSBI	LSB Fin. Corp. of Lafayette IN	$10.32	$16.04	$0.11	$22.02	23.45	46.87%	4.31%	46.87%	NM	$0.50	4.84%	NM	$372	9.21%	9.21%	5.09%	0.18%	2.00%	0.05%	0.50%
FFFD	North Central Bancshares of IA	$15.05	$20.33	$0.91	$28.50	13.68	52.81%	4.50%	52.81%	16.54	$0.04	0.27%	3.64%	$452	10.75%	10.75%	3.55%	0.33%	3.09%	0.27%	2.55%
RIVR	River Valley Bancorp of IN	$15.00	$22.56	$0.85	$17.52	12.1	86.62%	5.71%	85.71%	17.65	$0.84	5.60%	67.74%	$395	7.93%	7.92%	1.81%	0.48%	6.82%	0.33%	4.68%
WAYN	Wayne Savings Bancshares of OH	$7.50	$22.53	$0.71	$12.64	9.62	59.34%	5.53%	62.76%	10.56	$0.24	3.20%	30.77%	$407	9.32%	8.86%	1.61%	0.58%	6.40%	0.53%	5.82%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.